RJS Development, Inc.

200 Miramar Blvd. NE,

St. Petersburg, Florida 33704

July 7, 2010

Mr. Tom Kluck,

Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20540

Re:

RJS Development, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed July 7, 2010

File No. 333-151698

Comment letter dated June 25, 2010

Dear Mr. Kluck,

We are in receipt of your comment letter dated June 25, 2010.  We are currently in the process of amending our Form S-1 filing (Amendment No. 6), which will include revisions, based on your comments. We anticipate the Amendment No. 6 will be filed on or before July 7, 2010.  A redline version of Amendment No. 6 is appended to the end of this letter. The following is a response to each of your comments.

Description of Business, page 22

Comment 1.

 We note your response to comment 5 in our letter dated May 18, 2010.  Please revise to make clear that while the tenants listed on page 23 are the types of tenants that will often contact developers, none of the tenants listed have contacted your company at this time to assist in the development of retail space.

Response:

We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Results of Operations, page 32

Comment 2.

We note your response to comment 8 in our letter dated May 18, 2010.  Please describe in more detail the nature of your existing management contract from which you earned revenues for the periods presented in this section.  For example, please disclose what type of property that you are managing, the nature of the services that you are providing and the term of the management contract.

Response:

We acknowledge the Commission staff’s comment and have amended our filing accordingly.  The management contract is a renewable one-year agreement to manage a retail shopping center in Largo, Florida.  Our compensation is for five percent (5%) of the gross rents paid by tenants in the shopping center.  We handle for the landlord any issues that arise regarding maintenance of the property, including collecting rent, paying bills and handling any other tenant or property issues that arise.

RJS Development

Re: Form S-1/A – 6

July 7, 2010

Exhibit 23

Comment 3.  Refer to Exhibit 23.2.  We note that your consent signed by Randall Drake is dated June 8, 2009.  Please provide an updated consent as required by Item 601(b)(23)(i) of Regulation S-K.

Response:

We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Comment 4.  In addition, please file an acknowledgment letter regarding the use of the review report signed and dated by Peter Messineo, CPA on June 7, 2010.

Response:

As reflected by the Company’s filings on EDGAR, the specified acknowledgment letter was included with the filing of amendment number five (5).  Similarly, an acknowledgment letter will be included with the filing of amendment number six (6) to the registration statement.

Sincerely,

RJS DEVELOPMENT, INC.

/s/: Joe Tyszko

Joe Tyszko, President

cc:

Clifford J. Hunt, Esquire

As filed with the Securities and Exchange Commission on Ju ly ~~ne~~ 7 ~~8~~ , 2010, File No. 333-151698

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1/A

Amendment No. ~~5~~ 6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RJS DEVELOPMENT, INC.

(Name of small business issuer in its charter)

Florida (State or jurisdiction of incorporation or organization)

6552

(Primary Standard Industrial Classification Code Number)

200 Miramar Blvd. NE

St. Petersburg, Florida 33704

(727) 823-0161

(Address and telephone number of principal executive offices and principal place of business

Joe Tyszko

200 Miramar Blvd. NE

St. Petersburg, Florida 33704

(727) 823-0161

 (Name, address and telephone number of agent for service)

Copies to:

Clifford J. Hunt, Esquire

8200 Seminole Boulevard

Seminole, Florida 33772

Telephone (727) 471-0444  Facsimile (727) 471-0447

____________________

20-0075049 (I.R.S. Employer Identification No.)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer [ ]

Accelerated Filer [ ]

Non-Accelerated Filer [ ]

Smaller Reporting Company [X]

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock par value $0.01	18,375,000	$0.01	$183,750	$7.22

The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.  The 18,375,000 shares of common stock identified in the table above relate to the Resale Offering by fifty (50) selling shareholders.  This includes 3,675,000 shares beneficially owned by our current officers, directors and affiliated persons.  There are a total of 35,000,000 shares of our common stock issued and outstanding as of Ju ly ~~ne~~ 7 ~~8~~ , 2010.

Our common stock is not traded on any national exchange.  The selling shareholders may sell shares of our common stock at a fixed price of $.01 per share for the duration of the offering.  The offering shall terminate no later than 180 days from the effective date of this registration statement.  The fixed price of $0.01 has been determined as the selling price based upon the original purchase price paid by the selling shareholders of $0.01.

There is no public market for our common stock. It is our intention to seek quotation on the OTC Bulletin Board subsequent to the date of this prospectus.  The lack of a public market for our common stock may place purchasers of shares being offered at risk of having an illiquid security.  There can be no assurance that any market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority (“FINRA”), which operates the OTC Electronic Bulletin Board, nor can there be any assurance that such an application for quotation will be approved. We have agreed to bear the expenses relating to the registration of the shares for the selling security holders.

The selling security holders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions must be at the fixed price of $.01 for the duration of the offering. The offering shall terminate no later than 180 days from the effective date of this registration statement. The selling security holders may use any one or more of the following methods when selling shares: (i) ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; (ii) block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (iii) purchases by a broker-dealer as principal and resale by the broker-dealer for its account; (iv) an exchange distribution in accordance with the rules of the applicable exchange; (v) privately negotiated transactions; (vi) effected short sales after the date the registration statement of which this Prospectus is a part is declared effective by the Securities and Exchange Commission; (vii) through the writing or settlement of options or other hedging transactions, whether through options exchange or otherwise; (viii) broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share; and (ix) a combination of any such methods of sale.

Investing in our common stock involves a high degree of risk. A potential investor should carefully consider the factors described under the heading “Risk Factors” beginning at page 6.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED Ju ly ~~ne~~ 7 ~~8~~ , 2010.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

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The information in this prospectus is not complete and may be changed.  The securities offered by this prospectus may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective.  This prospectus is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where an offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Dated Ju ly ~~ne~~ 7 ~~8~~ , 2010

RJS DEVELOPMENT, INC.

The Securities Being Offered For Resale Are Shares of Common Stock of RJS Development, Inc.

Shares offered by Security Holders in Resale Offering

18,375,000

This prospectus relates to 18,375,000 shares of RJS Development Common Stock which are being offered in the Resale Offering, by the security holders named in this prospectus under the caption “Selling Security Holders.”  The 18,375,000 shares of common stock are being offered by fifty (50) selling shareholders.  This includes 3,675,000 shares beneficially owned by our current officers, directors and affiliated persons.  There are a total of 35,000,000 shares of our common stock issued and outstanding as of June 8, 2010.

Our common stock is not traded on any national exchange.  The selling shareholders may sell shares of our common stock at a fixed price of $0.01 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

There is no public market for our common stock. It is our intention to seek quotation on the OTC Bulletin Board subsequent to the date of this prospectus.  The lack of a public market for our common stock may place purchasers of shares being offered at risk of having an illiquid security.  There can be no assurance that any market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority (“FINRA”), which operates the OTC Electronic Bulletin Board, nor can there be any assurance that such an application for quotation will be approved. We have agreed to bear the expenses relating to the registration of the shares for the selling security holders.  Both Affiliated and non-affiliated selling security holders must sell their shares at the fixed price of $.01 per share for the duration of the offering. The offering shall terminate no later than 180 days from the effective date of this registration statement.

Should we change the offering price of our stock, we will file an amendment to this registration statement reflecting our new offering price.  Our common stock is presently not traded on any market or securities exchange.  There are no arrangements to place the funds raised in an escrow, trust or similar account.

The purchasers of common stock in this offering may be receiving an illiquid security.

We will not receive any proceeds from the resale of shares of common stock by the selling stockholders.  We will incur all costs associated with this registration statement and prospectus.

Our common stock is not currently listed or quoted on any quotation medium and involves a high degree of risk.  You should read the “RISK FACTORS” section beginning on page 6 before you decide to purchase any of our common stock.

Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Nor have they made, or will they make, any determination as to whether anyone should buy these securities.  Any representation to the contrary is a criminal offense.

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Item 3. Prospectus Summary.

This summary highlights certain information contained elsewhere in this prospectus.  You should read the following summary together with the more detailed information regarding RJS Development, Inc. (“Us,” “We,” “Our,” “RJS,” the “Company,” or “the Corporation”) and our financial statements and the related notes appearing elsewhere in this prospectus.

The Company Our Business

RJS Development specializes in commercial real estate development.  RJS has been doing business under their current name since May 27, 2003.  Originally formed to do any and all legal business, the intent of the corporation was to specialize in commercial real estate development, primarily retail shopping centers.  The President has been involved in commercial real estate projects ranging from strip center development, to acquiring vacant land, going through the rezoning process, obtaining all civil permits and approvals and then selling platted lots to retailers.  We build projects with the intent that they be sold either as fee-simple properties, be held in a limited liability corporation for which the President is a principal or have permanent debt placed on the assets and held as stabilized investment properties.  We focus on geographic areas, products and price points where we believe there is significant demand for new commercial space and the potential for attractive returns to our company and investors. We currently develop and build in the Greater Tampa Bay market where we target a diverse range of companies that need to lease commercial space. The Greater Tampa Bay Area is generally considered to include Hillsborough, Pinellas, Pasco and Sarasota, Florida counties.  Principal cities in these counties include Clearwater, Tampa, St. Petersburg and Sarasota, Florida.  These counties also include several smaller municipalities that surround the city limits of the aforementioned cities.

We focus on markets that have generally been characterized by strong population and economic growth trends that have led to strong demand for commercial space with long-term leasing.  Florida has been one of the states that have seen the highest population growth in the country.  The Greater Tampa Bay area has seen huge growth in population in the past decade and with these population growths comes development and the need for goods and services that retailers provide in what are called submarkets.  While we prefer to purchase land that is developed by others when practical, our core capabilities include obtaining or modifying the entitlements, obtaining all the necessary civil permits from all the various local and state agencies and then developing a set of construction drawings from our architect to build the retail center that best suits the marketplace.

Our general business strategy is to focus on for-sale commercial real estate development opportunities in the Greater Tampa Bay area that afford us the ability to produce products at price points where we believe there is significant and consistent long-term demand for new commercial space.  We believe the commercial property leasing industry is very cyclical in nature.  We recognize that current market conditions are extremely challenging.  Accordingly, we have adapted our business plan and strategy with the goal of protecting liquidity, enhancing our balance sheet and positioning our Company for future growth when market conditions improve.  In connection with this strategy, we have adopted a conservative approach to land acquisition and investment and have taken a patient approach with respect to market expansion.  We have developed a philosophy, that prior to purchasing a parcel of land, that we insure having at least fifty percent (50%) of the retail space committed to by tenants prior to construction commencement.

Our Statement of Organization:

We were incorporated in Florida on May 27, 2003, as RJS Development, Inc.  Our principal executive offices are located at 200 Miramar Blvd., NE, Saint Petersburg, FL 33704.  Our phone number is (727) 823-0161.

The Offering Number of Shares Being Offered:

The selling security holders may sell up to 18,375,000 shares of common stock at $.01 per share.  Issuance of these shares to the selling security holders was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended.  Affiliated selling security holders and Non-affiliated selling security holders will sell at the fixed price of $.01 for the duration of the offering.  Selling shareholders are underwriters as defined under the Securities Act of 1933.

Number of Shares Outstanding After the Offering:	35,000,000 shares of our common stock are issued and outstanding. We have no other securities issued.

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Selected Financial Data - Annual:

	December 31,	December 31,
	2009	2008	change
Current assets	$480	$11,816	$(11,336)
Total Assets	2,623	15,396	$(12,773)

Total current liabilities	34,029	32,061	$1,968
Total stockholders' deficit	(31,406)	(16,665)	$(14,741)

Working Capital	(33,549)	(20,245)	$(13,304)
Net Cash (Used) Provided by Operating Activities	1,471	(7,415)	$8,886

Years Ended December 31,
	2009	2008	change
Statement of Operations
Revenues	$9,414	$5,824	$3,590
Operating expenses:	24,155	16,927	$7,228
Net loss	$(14,741)	$(11,103)	$(3,638)

Selected Financial Data – Interim:

	March 31,	December 31,
	2010	2009	change
Current assets	$2,180	$480	$1,700
Total Assets	3,950	2,623	$1,327

Total current liabilities	34,336	34,029	$307
Total stockholders' deficit	(30,386)	(31,406)	$1,020

Working Capital	(32,156)	(33,549)	$1,393
Net Cash (Used) Provided by Operating Activities	11,030	1,471	$9,559

Three Months Ended March 31,
	2010	2009	change
Statement of Operations
Revenues	$11,650	$2,584	$9,066
Operating expenses:	10,630	3,429	$7,201
Net income (loss)	$1,020	$(845)	$1,865

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RISK FACTORS

Before you invest in our common stock, you should be aware that there are risks, as described below.  You should carefully consider these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock.  Any of the following risks could adversely affect our business, financial conditions and results of operations.

Risks Related To the Company

(1)Our Auditor Has Expressed Substantial Doubt About Our Ability To Continue As A Going Concern.

These financial statements included with this registration statement have been prepared on a going concern basis.  We have a working capital deficiency of $32,156, and has accumulated deficit of $30,736 since inception as of March 31, 2010.  We may not be able to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and repay liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with any certainty at this time. These factors raise substantial doubt that we will be able to continue as a going concern.  The Company to date has funded its initial operations through the issuance of shares of capital stock and loans from director in the amount of $18,974.  Management plans to continue to provide for its capital needs by the issuance of common stock and related party advances.  Our financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

(2) We Engage In Construction And Real Estate Development Activities Which Are Speculative And Involve A High Degree Of Risk.

The construction and real estate development industry is speculative and is significantly affected by changes in economic and other conditions, such as:

•

employment levels;

•

decrease of demand for commercial space;

•

recessions;

•

lowering or declining rental rates;

•

availability of land;

•

availability of financing;

•

interest rates; and

•

consumer confidence.

These factors can negatively affect the demand for and pricing of our commercial space and profitability.  We are also subject to a number of risks, many of which are beyond our control, including:

•

delays in construction schedules;

•

cost overruns;

•

changes in governmental regulations (such as slow- or no-growth initiatives, moratoriums);

•

Acts of GOD that can delay construction;

•

increases in real estate taxes and other local government fees;

•

labor strikes;

•

increases in construction costs;

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•

increases in energy costs;

•

transportation costs for delivery of materials; and

•

increases and/or shortages in raw materials and labor costs.

(3) Failure To Successfully Negotiate Extensions To Our Credit Facilities Could Adversely Affect Our Liquidity.

In the past few years, we had access to several financial lenders in the Greater Tampa Bay area that were able to issue lines of credit to fund business operations based on the experience and personal guarantee of our President.  However, with the current credit crisis, these lines of credit are not available given the current market conditions.  We do not presently have any lines of credit with any credit facility. This inability to access lines of credit could affect our ability to fund business operations including, paying our normally recurring bills when they become due and paying for upfront costs which could help facilitate development of a project.

(4) Fluctuations In Market Conditions May Affect Our Ability To Develop Our Land And Lease Space At Expected Prices, If At All, Which Could Adversely Affect Our Revenues, Earnings And Cash Flows.

We are subject to the potential for significant fluctuations in the market value of our land and commercial space for lease.  We must constantly locate and acquire new tracts of undeveloped and developed land to support our development business.  There is a lag between the time we acquire control of undeveloped land and the time that we can bring the projects built on that land to market and deliver our space for leasing.  This lag time varies from site to site as it is impossible to determine in advance the length of time it will take to obtain governmental approvals and building permits.  The risk of owning undeveloped and developed land can be substantial.  The market value of undeveloped land, buildable lots and commercial space inventories can fluctuate significantly as a result of changing economic and market conditions.  Inventory carrying costs can be significant and can result in losses in a poorly performing development or market.  Material write-downs of the estimated value of our land and commercial space inventory could occur if market conditions deteriorate or if we purchase land or build properties at higher prices during stronger economic periods and the value of those land or properties subsequently decline during weaker economic periods.  We could also be forced to sell properties, land or lots for prices that generate lower profit than we anticipate, or at a loss, and /or may not be able to dispose of an investment in a timely manner when we find dispositions advantageous or necessary.

(5)  Commercial Real Estate Prices And Sales Activities In The Greater Tampa Bay Area Market Have A Large Impact On Our Results Of Operations Because We Generate Our Revenue From Commercial Real Estate Development Business.

Commercial retail, office and industrial space prices and sales activities in the Greater Tampa Bay area market have a direct impact on the revenue that we generate from our commercial real estate development business.  Although demand in this geographic area historically has been very strong, decreased demand by prospective tenants may reduce the “lease up” of our shopping centers, and correspondingly, our revenues.  Reduced demand could adversely affect our results of operations and cash flows.

(6)  Our Operating History Includes Major Fluctuations of Income and Losses Through Our Typical Business Cycle Of Thirty-six Months And We Expect This Pattern To Continue in The Future.

We have an operating history that includes major fluctuations of net income and losses.  We expect this trend to continue in the future.  Since the inception of RJS Development, Inc. in 2003, the company has sustained growth and had its most profitable year in 2006.  The development business cycle lasts approximately eighteen (18) months to thirty-six (36) months; meaning it could be anywhere from one and a half to three years before the company yields a profit.  For example, we earned approximately $151,033 in 2006.  The result of which was the sale of a completed retail shopping center that was in the planning, permitting, leasing and construction phases in 2004 and 2005.  The profits from the disposition of this development did not occur until 2006.  In comparison, RJS Development, Inc. showed a minor loss in 2009 and 2008 as a result of the fact that none of the developmental projects were sold or have yielded a profit to-date.  All income is from a management contract for those years.  We expect to have profits in the upcoming fiscal years, however due to market uncertainty that cannot be guaranteed or quantified at this time.  Our failure to generate sufficient revenues may negatively impact our ability to sustain business operations and meet our debt obligations.

(7) The Commercial Real Estate Development Market As A Whole Is Subject To Fluctuations In Demand For Expansion And The Construction Of New Projects.

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To further the strain, market fluctuations are the main issue we are witnessing in the marketplace.  The commercial real estate business has slowed considerably in the past twelve (12) months as compared to the “boom” years of 2004, 2005 and 2006.  Retailers have slowed growth due to declining or unstable profits, not to mention their inability to obtain favorable financing for expansion.  Since this industry is directly linked to the retail tenants, our clients, we must adapt accordingly to their needs.    In recent years, most retailers have indicated a significant slowdown in growth and expansion.  They appear to be increasingly more selective in the sites they commit to.  The consensus is that, until these retailers can digest the current state of the economy, the ability to obtain secure credit lines and/or financial commitments as well as the ability to determine the profitability of their existing locations, expansion will continue to be slow.

(8) Because Our Business Depends On The Acquisition Of New Land, The Potential Limitations On The Supply Of Land Could Reduce Our Revenues Or Negatively Impact Our Results Of Operations And Cash Flows.

Due to continued demand for commercial space, we experience competition for available land and developed sites in the Greater Tampa Bay area market.  In this market, we have experienced competition for sites from other, sometimes better capitalized, developers.  Our ability to continue our building activities over the long term depends upon our ability to locate and acquire suitable parcels of land or developed sites to support our development operations.  As competition for land increases, the cost of acquiring it may rise, and the availability of suitable parcels at acceptable prices may decline.  The increased cost of land requires us to increase the prices per square foot for our space.  This increased pricing could increase the rate at which consumer demand for our space declines and, consequently, reduces that number of spaces we lease long-term and lead to a decrease in our revenues, earnings and cash flows.

(9) Our Business Is Subject To Governmental Regulations That May Delay, Increase The Cost Of, Prohibit Or Severely Restrict Our Development And Building Projects And Reduce Our Revenues And Cash Flows.

We are subject to extensive and complex laws and regulations that affect the land development and building process, including laws and regulations related to zoning, permitted land uses, levels of density (floor area ratio), building design, access to water and other utilities, water and waste disposal, access to roadways, wetlands, flood zones and use of open spaces.  In addition, we and our contractors are subject to laws and regulations relating to worker health and safety which cause higher construction prices.  We also are subject to a variety of local, state and federal laws and regulations concerning the protection of health and the environment.  In some of our markets, we are required to pay significant impact fees and give commitments to provide or upgrade certain infrastructure such as roads and sewage systems to be allowed to develop certain parcels of land. Impact fees are the government assessments that are charged for alterations or creation of municipal infrastructures such as sewer, roadways, electricity and other items typical of urban planning with new real estate developments.  These impact fees are paid for past or future infrastructure improvements/expenses that a government agency makes, installs or constructs for the local community.  The term “Impact Fee” is coined because the new development is causing an impact to the local or regional community and the infrastructure that has been put in place or will need to be upgraded in the future due to such development. We must also obtain permits and approvals from local authorities to complete development or construction which can vary from several months to years before obtaining such permits prior to commencing construction.  The laws and regulations under which we and our subcontractors operate, and our and their obligations to comply with them, may result in delays in construction and development, causing us to incur substantial compliance and other increased costs, and prohibit or severely restrict development in certain areas in which we operate.  If we are unable to continue to develop commercial strip centers and build and deliver spaces to tenants as a result of these restrictions or if our compliance costs increase substantially, our revenues, earnings and cash flows may be reduced.

(10) Cities And Counties In Which We Operate Have Adopted, Or May Adopt, Slow Or No-Growth Initiatives That Would Reduce Our Ability To Build Properties In These Areas And Could Adversely Affect Our Revenues, Earnings And Cash Flows.

From time to time, certain cities and counties in which we operate have approved, and others in which we operate may approve, various “slow-growth” or “no-growth” initiatives and other similar ballot measures.  Such initiatives restrict development within localities by, for example, limiting the number of building permits available in a given year.  Approval of slow- or no-growth measures could reduce our ability to acquire land, obtain building permits and build properties in the affected market and could create additional costs and administration requirements, which in turn could have an adverse effect on our revenues, earnings and cash flows.  Increased regulation in the real estate development industry increases the time required to obtain the necessary approvals to begin construction and has prolonged the time between the initial acquisition of land or land options and the commencement and completion of construction.  These delays increase our costs, decrease our profitability and increase the risks associated with the land inventories we maintain.

Municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps or make developers like ourselves pay huge impact fees or contribute to certain funds which can make projects not financially feasible.  If municipalities in

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which we operate take actions like these, it could have an adverse effect on our business by causing delays, increasing our costs or limiting our ability to build in those municipalities.

(11) Our Ability To Develop Real Estate, And, Accordingly, Our Results Of Operations, Will be Affected By The Availability Of Financing To Us For Our Projects.

We finance our purchases through third-party mortgage financing.  Real estate demand is generally adversely affected by:

•

increases in interest rates and/or related fees;

•

increases in real estate transaction closing costs;

•

decreases in the availability of mortgage financing;

•

increasing commercial property costs; and

•

unemployment; and

Increases in interest rates or decreases in the availability of mortgage financing could depress the market for real estate development because of the increased monthly mortgage costs or the unavailability of financing to developers.  Even if developers do not need financing, increases in interest rates could make it harder for us to dispose of our assets once they are completed because the buyers of these projects have to incur the same increases in securing long term financing.  This could adversely affect our operating results and financial condition.

In the past six to nine months, the financial market has significantly changed due to the sub-prime crisis.  Many financial lenders that we have relationships with have literally “shut off the valve” to financing.  Others have increased their “spreads” dramatically.  In past years, lenders would have secured loans that would range from 1.2% to 1.5% above the ten year treasury yield.  These same lenders, if liquid, are financing at 2.50% and 3.00% above the ten year treasury yield.  We have had to turn to alternate sources of financing such as life insurance companies or private equity pools.  In addition, we are finding the need to use mortgage brokers to locate access to favorable financing when in the past we could have obtaining it by going directly to the source.  Using mortgage brokers adds to the cost of securing transactions but is necessary in the current difficult economic and financial market.

(12) The Competitive Conditions In The Building Industry Could Increase Our Costs, Reduce Our Revenues And Earnings And Otherwise Adversely Affect Our Results Of Operations And Cash Flows.

The development industry is highly competitive and fragmented.  We compete in our market with a number of national, regional and local developers for tenants and buyers, undeveloped land and sites, raw materials and labor.  We do not compete against all of the developers in our geographic markets, product types or submarkets, as some larger developers focus on particular types of projects within those markets, such as large mall developments that are not in competition with our projects.

We compete primarily on the basis of price, location, design, quality, service and reputation.  Some of our competitors have greater financial resources, more established market positions and better opportunities for land and site acquisitions than we do and have lower costs of capital, labor and material than us. The competitive conditions in the commercial building industry could, among other things:

•

make it difficult for us to acquire suitable land or sites in desirable locations at acceptable prices and terms, which could adversely affect our ability to develop property;

•

require us to increase leasing commissions, free rent concessions and abatements  and other incentives, which could reduce our profit margins;

•

require us to lower projected rental rates than budgeted;

•

result in lower leasing volume and revenues; and

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•

increase our costs and reduce our earnings.

(13) Our Business Is Concentrated In A Geographic Area Which Increases Our Exposure To Localized Risks.

We currently develop property principally in the Greater Tampa Bay area market.  Our limited geographic diversity means that adverse general economic, weather or other conditions in this market could adversely affect our results of operations and cash flows or our ability to grow our business.  Due to our focus on the Greater Tampa Bay area market, we do not have the resources nor the market knowledge to expand our development to other part of the United States which have lower land costs, less governmental restrictions and a greater demand from our tenants and buyers that we have in this market.

(14)  Our Growth Strategy To Expand Into New Geographic Areas Poses Risks.

We may expand our business into new geographic areas outside of the Tampa Bay market.  We will face additional risks if we develop property in geographic areas or climates in which we do not have experience or if we develop a different size or style of commercial property than those currently being developed, including:

•

adjusting our construction methods to different geographies and climates;

•

obtaining the necessary construction materials and labor in sufficient amounts and on acceptable terms;

•

obtaining necessary entitlements and permits under unfamiliar regulatory regimes;

•

attracting potential clients and tenants in a market in which we do not have significant experience; and

•

obtaining the knowledge of the market in which we do not have experience; and

•

the cost of hiring new employees and increased infrastructure costs.

We may not be able to successfully manage the risks of such an expansion, which could have a material adverse effect on our revenues, earnings, cash flows and financial condition.

(15) We May Not Be Able To Successfully Identify, Complete Or Integrate Acquisitions.

As part of our business strategy, we expect to continue to review acquisition prospects in our existing market of the Greater Tampa Bay area that would complement our existing business, or that might otherwise offer growth opportunities.  The identification, underwriting and negotiation of such deals are an ongoing process.  While we are not currently engaged in either discussions, negotiation or due diligence with other developers we may resume those activities at any time.  To the extent we complete acquisitions, we may be unable to realize the anticipated benefits because of operational factors or difficulties in integrating the acquisitions with our existing business.  Acquisitions entail numerous risks, including, but not limited to:

•

difficulties in assimilating acquired management and operations;

•

risks associated with investing the necessary resources in order to achieve profitability;

•

the incurrence of significant due diligence expenses relating to acquisitions that are not completed;

•

unforeseen expenses and liabilities;

•

risks associated with entering new markets or sub-markets in which we have limited or no prior experiences;

•

the diversion of our management’s attention from our current business;

•

the potential loss of key employees, including senior executives, of acquired organizations; and

•

risks associated with transferred assets and liabilities.

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We may not be able to acquire or manage profitably additional businesses, or to integrate successfully any acquired businesses, properties or personnel into our business, without substantial costs, delays or other operational or financial difficulties.  Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and cash flows.

(16) We Are Dependent On The Services Of A Certain Key Employee And The Loss Of His Services Could Harm Our Business.

Our success largely depends on the continuing services of our Chairman and Chief Executive Officer, Joe Tyszko.  Our continued success also depends on our ability to attract and retain qualified personnel.  We believe that Mr. Tyszko possesses valuable industry knowledge, experience and leadership abilities that would be difficult in the short term to replicate.  The loss of him as a key employee could harm our operations, business plans and cash flows.

(17)  Our Growth Requires Additional Capital, Which May Not Be Available.

The real estate development industry is capital intensive and requires significant expenditures for land purchases, land development and construction as well as potential acquisitions from other developers.  In order to execute our growth strategy, we anticipate that we will need to obtain additional financing as we expand our operations.  These funds may be obtained through public or private debt or equity financings, additional bank borrowings or from strategic alliances or joint ventures.  We may not be successful in obtaining additional funds in a timely manner or favorable terms or at all.  Moreover, a number of our bank financing agreements contain provisions that limit the type and amount of debt we may incur in the future without our lenders’ consent.  In addition, the availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced, and lenders may require us to invest increased amounts of equity in a project in connection with both new loans and the extension of existing loans.  If we do not have access to additional capital, we may be required to delay, scale back or abandon some or all of our acquisition plans or growth strategies or reduce capital expenditures and the size of our operations and as a result may experience a material adverse affect on our business, results of operations and cash flows.

(18)  Our Growth Depends On The Availability Of Construction, Acquisition And Development Loans.

Currently, we have multiple construction, acquisition and development loans in addition to long term financing on projects which we are currently opting to hold.  These credit facilities tend to be project-oriented and require significant management time to administer them.  Additionally, if financial institutions decide to discontinue providing these facilities to us, we would lose our primary source of financing our operations or the cost of retaining or replacing these credit facilities could increase dramatically depending on the future of short and long term interest rates.  Further, this type of financing is typically characterized by short-term loans which are subject to call.  If favorable permanent financing becomes unavailable or long term rates become unfavorable we may not be able to meet our obligations in our initial Acquisition and Development loans which typically are mini permanent loans lasting nor longer than three (3) years.

(19)  If We Experience Shortages Of Labor Or Supplies Or Other Circumstances Beyond Our Control, There Could Be Delays Or Increased Costs In Developing Our Projects, Which Would Adversely Affect Our Operating Results And Cash Flows.

We and the building industry from time to time may be affected by circumstances beyond our control, including:

•

work stoppages, labor disputes and shortages of qualified trades people, such as carpenters, roofers, electricians and plumbers;

•

lack of availability of adequate utility infrastructure and services;

•

transportation cost increases;

•

our need to rely on local subcontractors who may not be adequately capitalized or insured; and

•

shortages or fluctuations in prices of building materials.

These difficulties have caused and likely will cause unexpected construction delays and short-term increases in construction costs.  In an attempt to protect the margins on our projects, our contractors often purchase certain building materials with commitments that lock in the prices of these materials for ninety (90) to one hundred twenty (120) days or more.  However, once the supply of building materials subject to these commitments is exhausted, we are again subject to market fluctuations and shortages.  We may not be able

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to recover unexpected increases in construction or materials costs by raising our leasing prices because, typically, the market rate for space at each property is established prior to the completion of the project.  Furthermore, sustained increases in construction costs may, over time, erode our profit margins and may adversely affect our results of operations and cash flows.

(20)   We Depend On The Availability And Skill Of Contractors To Construct The Commercial Structures and Infrastructures That Comprise Our Real Estate Development Projects And Such Skilled Labor May Not Be Available To Timely Meet Our Construction Schedules.

Nearly all of our construction work is done by general contractors with us overseeing the project with an internal or external person on behalf of our organization.  Accordingly, the timing and quality of our construction depends on the availability and skill of those contractors.  We do not have long-term contractual commitments with these contractors.  Although we believe that our relationships with our contractors are good, we cannot assure that skilled contractors will continue to be available at reasonable rates and in the areas in which we conduct our operations.  The inability to contract with skilled contractors at reasonable costs on a timely basis could limit our ability to develop property, result in contractual monetary penalties, could erode our profit margins and adversely affect our results of operations and cash flows.

(21)  Product Liability Litigation And Claims That Arise In The Ordinary Course Of Business May Be Costly Or Negatively Impact Sales, Which Could Adversely Affect Our Results Of Operations And Cash Flows.

Our property development business is subject to construction defect and product liability claims arising in the ordinary course of business.  These claims are common in the building industry and can be costly.  Among the claims for which developers and builders have financial exposure are property damage, environmental claims and bodily injury claims.  Damages awarded under these suits may include the costs of remediation, loss of property and health-related bodily injury.  In response to increased litigation, insurance underwriters have attempted to limit their risk by excluding coverage for certain claims associated with environmental conditions, pollution and product and workmanship defects.  As a developer, we may be at risk of loss for mold-related property, bodily injury and other claims in amounts that exceed available limits on our comprehensive general liability policies that we require our contractors to carry.  In addition, the costs of insuring against construction defect and product liability claims are high and the amount of coverage offered by insurance companies is limited.  Uninsured product liability and similar claims, claims in excess of the limits under our insurance policies and the costs of obtaining insurance to cover such claims could have a material adverse effect on our revenues, earnings and cash flows.

(22)  Increased Insurance Risk Could Negatively Affect Our Business, Results Of Operations And Cash Flows.

Insurance and surety companies have reassessed many aspects of their business and, as a result, may take actions that could negatively affect our business.  These actions could include increasing insurance premiums, requiring higher self-insured retentions and deductibles, requiring additional collateral on surety bonds, reducing limits, restricting coverages, imposing exclusions, and refusing to underwrite certain risks and classes of business.  Any of these actions may adversely affect our ability to obtain appropriate insurance coverage at reasonable costs, which could have a material adverse effect on our business.  Additionally, coverage for certain types of claims, such as claims relating to mold, is generally unavailable.  Further, we rely on surety bonds, typically provided by insurance companies, as a means of limiting the amount of capital utilized in connection with the public improvement sureties that we are required to post with governmental authorities in connection with land development and construction activities.  The cost of obtaining these surety bonds is, from time to time, unpredictable and on occasion these surety bonds are unavailable.  These factors can delay commencement of development projects and adversely affect revenues, earnings and cash flows.

(23) Our Business, Revenues, Earnings And Cash Flows May Be Adversely Affected By Adverse Weather Conditions Or Natural Disasters.

Adverse weather conditions, such as extended periods of rain especially during the summer months in Florida, and natural disasters, such as hurricanes, tornadoes, floods and fires, can delay completion of projects and the subsequent leasing of space, damage to partially or complete projects could increase the cost of our projects.  To the extent that natural disasters or adverse weather events occur, our business and results may be adversely affected.  To the extent our insurance is not adequate to cover business interruption losses or repair costs resulting from these events, our revenues, earnings and cash flows may be adversely affected.

(24) We Are Subject To Certain Environmental Laws And The Cost Of Compliance Could Adversely Affect Our Business, Results Of Operations And Cash Flows.

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As a current or previous owner or operator of real property, we may be liable under federal, state, and local environmental laws, ordinances and regulations for the costs of removal or remediation of hazardous or toxic substances on, under or in the properties or in the proximity of the properties we develop.  These laws often impose liability whether or not we knew of, or were responsible for, the presence of such hazardous or toxic substances.  The cost of investigating, remediating or removing such hazardous or toxic substances may be substantial.  The presence of any such substance, or the failure promptly to remediate any such substance, may adversely affect our ability to sell the property, to use the property for our intended purpose, or to borrow funds using the property as collateral.  In addition, the construction process involves the use of hazardous and toxic materials.  We could be held liable under environments laws for the costs of removal or remediation of such materials.  In addition, our existing credit facilities also restrict our access to the loan proceeds if the properties that are used to collateralize the loans are contaminated by hazardous substances and require us to indemnify the bank against losses resulting from such occurrence for significant periods of time, even after the loan is fully repaid.

(25)  If We Are Not Able To Develop Our Properties Successfully, Our Earnings And Cash Flows Could Be Diminished.

Before a project generates any revenues, material expenditures are required to acquire land, to obtain development approvals and to construct the infrastructure and vertical building or buildings.  It can take a year or longer to achieve cumulative positive cash flow.  Our inability to develop and market our properties successfully and to generate positive cash flows from these operations in a timely manner would have a material adverse effect on our ability to service our debt and to meet our working capital requirements.

(26)  Due To The Cyclical Nature And The Speculative Nature Of The Commercial Real Estate Development Business, Our Operating Results May Vary.

We expect to experience variability in our revenues and net income as our business is cyclical in nature over time.  Factors expected to contribute to this variability include, among other things:

•

the condition of the real estate market and the general economy in the markets in which we operate which directly affects the quantity and quality of the projects that we are able to acquire;

•

the uncertain timing of real estate closings;

•

our ability to continue to acquire additional land or options thereon on acceptable terms and the timing of all necessary regulatory approvals required for development;

•

the cyclical nature of the building industry;

•

the changing regulatory environment concerning real estate development and building;

•

changes in prevailing interest rates and the availability of mortgage financing; and

•

costs of material and labor and delays in construction schedules.

(27)  Acts Of War Or Terrorism May Result In Increased Cost Of Building Materials, Increased Costs Of Construction And Negatively Impact Our Profit Margins.

Acts of war, any outbreak or escalation of hostilities between the United States and any foreign power or acts of terrorism, may cause disruption to the U.S. economy, or the local economies of the markets in which we operate, cause shortages of building materials, increase costs associated with obtaining building materials, result in building code changes that could increase costs of construction, affect job growth and consumer confidence, or cause economic changes that we cannot anticipate, all of which could reduce demand for our commercial office space and adversely impact our revenues, earnings and cash flows.

Risks Related To This Offering

(28)  There Is No Public Market for Our Shares, and There We Do Not Know If One Will Develop Due to the Limited Demand for Stocks In the Business Services We Offer.

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Purchasers of these shares are at risk of no liquidity for their investment.  Prior to this offering, there has been no established trading market for our securities, and we do not know that a regular trading market for the securities will develop.  We will be offering shares for sale in a company that has very limited offering of commercial real estate development services.  Due to the limited services we offer, we anticipate that demand for our shares will not be very high.  If a trading market does develop for the securities offered hereby, we do not know if it will be sustained.  We plan to apply to have our stock quoted on the over-the-counter (“OTC”) Electronic Bulletin Board.  Such application will be filed with the Financial Industry Regulatory Authority (“FINRA”).  We must obtain the services of a FINRA approved broker-dealer/market maker to file an application for our company and we do not know if such market maker will be to obtain a listing or if an established market for our common stock will be developed.

(29)  Since We Are Selling up to 18,375,000  Shares of Our Common Stock on a Self-underwritten Basis, Purchasers, If Any, Will Not Have the Benefit of an Underwriter or Broker Selling Our Shares.

In our resale offering, we are selling up to a maximum of 18,375,000 shares of our common stock on a self-underwritten basis.  We are less likely to sell the shares we are offering on a self-underwritten basis than if we were selling the shares through an underwriter. By selling our stock on a self-underwritten basis, we will not be able to utilize the services of an underwriter to offer or sell our securities for us.  We will undertake on our own to market and sell the securities to the public.  We have not set a minimum with respect to the amount of our securities that we intend to sell.  Even if a purchaser buys shares of our common stock, we may not be able to sell any other additional shares proposed for sale pursuant to this offering.  This may cause our stockholders to lose all or a substantial portion of their investment.

(30)  Because it May Be Difficult to Effect a Change in Control of RJS Development, Inc. Without Current Management Consent, Management May Be Entrenched Even Though Stockholders May Believe Other Management May Be Better and a Potential Suitor Who May Be Willing to Pay a Premium to Acquire Us May Not Attempt to Do So.

Joe Tyszko, President and Director, currently holds approximately 20,300,000 shares of our outstanding voting stock, of which 3,675,000 shares are being registered in this offering.  In addition, there are approximately 1,500,000 shares owned by relatives of Mr. Tyszko.  If Mr. Tyszko and his relatives choose to keep all of their stock (that is, they sell none of their stock during this offering), Mr. Tyszko and his family could retain their status as controlling security holders.  Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company and entrenching current management even though stockholders may believe other management may be better.  Potential suitors who otherwise might be willing to pay a premium to acquire us may decide not to acquire us because it may be difficult to effect a change in control of us without current management’s consent.  Mr. Tyszko has the ability to control the outcome on all matters requiring stockholder approval, including the election and removal of directors; any merger, consolidation or sale of all or substantially all of our assets; and the ability to control our management and affairs.

(31)  The Possible Sale of Shares of Common Stock by Our Selling Security Holders May Have a Significant Adverse Effect on the Market Price of Our Common Stock Should a Market Develop.

The 18,375,000 shares of common stock owned by the selling security holders will be registered with the U.S. Securities Exchange Commission.  The security holders may sell some or all of their shares immediately after they are registered.  In the event that the security holders sell some or all of their shares, the price of our common stock could decrease significantly.

Our ability to raise additional capital through the sale of our stock in a private placement may be harmed by these competing re-sales of our common stock by the selling security holders.  Potential investors may not be interested in purchasing shares of our common stock if the selling security holders are selling their shares of common stock.  The selling of stock by the security holders could be interpreted by potential investors as a lack of confidence in us and our ability to develop a stable market for our stock.  The price of our common stock could fall if the selling security holders sell substantial amounts of our common stock.  These sales may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate because the selling security holders may offer to sell their shares of common stock to potential investors for less than we do.

(32)  Our Lack of Business Diversification Could Result in the Devaluation of Our Stock if our Revenues From Our Primary Products Decrease.

We expect our business to solely consist of commercial real estate development.  We do not have any other lines of business or other sources of revenue if we are unable to compete effectively in the marketplace.  While our lack of diversification has not hurt our profitability in the past, our expansion of operations may impact our lack of diversity.  This lack of business diversification could cause you to lose all or some of your investment if we are unable to generate additional revenues since we do not expect to have any other lines of business or alternative revenue sources.

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(33)  Changes in the Prices of Real Estate Can Be Volatile and These Changes Will Significantly Impact Our Financial Performance and the Value of your Investment.

Our results of operations and financial condition will be significantly affected by the cost and supply of real estate as well as our competitors.  Changes in the price of real estate for commercial development can cause us to operate unprofitably.  The cost of obtaining real estate at cost effective prices is something over which we have no control.  Generally, higher costs of land will produce lower profit margins.  This is especially true if market conditions do not allow us to pass through increased costs to our tenants.  There is no assurance that we will be able to pass through such costs through higher prices.  If we experience a sustained period of higher costs, such costs will reduce our ability to generate revenues and our profit margins may significantly decrease or be eliminated and you may lose some or all of your investment.

(34) There Has Been No Independent Valuation of the Stock, Which Means That the Stock May Be Worth Less Than the Purchase Price.

The per share purchase price has been determined by us without independent valuation of the shares.  We established the offering price based on our recent sale of stock at par value, not based on perceived market value, book value, or other established criteria.  We did not obtain an independent appraisal opinion on the valuation of the shares.  The shares may have a value significantly less than the offering price and the shares may never obtain a value equal to or greater than the offering price.

(35)  Investors May Never Receive Cash Distributions Which Could Result in an Investor Receiving Little or No Return on His or Her Investment.

Distributions are payable at the sole discretion of our board of directors.  We do not know the amount of cash that we will generate, if any, once we have more productive operations.  Cash distributions are not assured, and we may never be in a position to make distributions.

(36) We May Not Be Able To Locate And Acquire New Office Space At An Affordable Price To Facilitate The Expansion Of Our Business.

In light of present economic circumstances, we presently are operating the Company business from the personal residence of our president, Joseph Tyszko.  We intend to locate and secure a separate office location for the Company as economic circumstances will allow in the future.  There are no assurances that we will be able to locate and secure separate office space on financial terms that are affordable by the Company.

(37)  The Penny Stock Rules Could Restrict the Ability of Broker-Dealers to Sell Our Shares Having a Negative Effect on Our Offering.

The SEC has adopted penny stock regulations which apply to securities traded over-the-counter.  These regulations generally define penny stock to be any equity security that has a market price of less then $5.00 per share or an equity security of an issuer with net tangible assets of less than $5,000,000 as indicated in audited financial statements, if the corporation has been in continuous operations for less than three years.  Subject to certain limited exceptions, the rules for any transaction involving a penny stock require the delivery, prior to the transaction, of a risk disclosure document prepared by the SEC that contains certain information describing the nature and level of risk associated with investments in the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of firm quotes.  In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000).  These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser’s written consent to the transaction.  If a market for our common stock does develop and our shares trade below $5.00 per share, it will be a penny stock.  Consequently, the penny stock rules will likely restrict the ability of broker-dealers to sell our shares and will likely affect the ability of purchasers in the offering to sell our shares in the secondary market.  Trading in our common stock will be subject to the “penny stock” rules.  Due to the thinly traded market of these shares investors are at a much higher risk to lose all or part of their investment.  Not only are these shares thinly traded but they are subject to higher fluctuations in price due to the instability of earnings of these smaller companies.  As a result of the lack of a highly traded market in our shares investors are at risk of a lack of brokers who may be willing to trade in these shares.

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A NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” and similar expressions to identify these forward-looking statements.  Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.  Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by RJS Development, Inc. described in “Risk Factors” and elsewhere in this prospectus.  For example, a few of the uncertainties that could affect the accuracy of forward-looking statements include:

(a)

an abrupt economic change resulting in an unexpected downturn in demand;

(b)

governmental restrictions or excessive taxes on land;

(c)

over-abundance of companies developing commercial properties to lease space or sell the developed building;

(d)

economic resources to support the development of our projects;

(e)

expansion plans, access to potential clients, and advances in technology; and

(f)

lack of working capital that could hinder the land acquisition for development of our projects.

Item 4. Use of Proceeds.

We will not receive any proceeds from the sale of the common stock offered through this Prospectus by the selling shareholders.

Item 5. Determination of Offering Price.

The price of the shares we are offering was arbitrarily determined by us.  The offering price bears no relationship whatsoever to our assets or earnings.  Among factors considered were:

(a)

Our recent sales of securities under Section 4(2) of the Securities Act of 1933, as amended, at par value,

(b)

Our relative cash requirements, and

(c)

Our management expertise.

Item 6. Dilution.

18,375,000 shares of the common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, it will not cause dilution to our existing shareholders.

Item 7. Selling Security Holders.

This prospectus will also be used for the offering of shares of our common stock owned by selling security holders.  The selling security holders may offer for sale up to 18,375,000 of the 35,000,000 shares of our common stock issued to them.  Selling security holders, Affiliates and Non-affiliates must sell their shares at $0.01.  We will not receive any proceeds from such sales.  The resale of the securities by the selling security holder is subject to the prospectus delivery and other requirements of the Securities Act.  All selling security holders have been advised to notify any purchaser of their shares that none of the proceeds from the sale of their stock will go to the Company.  All expenses of this offering are being paid for by us on behalf of selling security holders.  The following table sets forth information on our selling security shareholders.  Explanatory footnotes relating to the footnote references appearing in the headings of this table are set forth below.

Table 1.0 Selling Security Holders (1)

Name of security holder	Shares beneficially owned as of the date of prospectus(2) (1) prospectus (1) (3)	Percent owned as of the date of this prospectus	Maximum number of shares to be sold pursuant to this prospectus(3)	Percent owned after offering is complete (4)	Position, office or other material relationship to the company within last three years
Joe Tyszko	20,300,000	58%	3,675,000	0.0%	President, Secretary, Director, Husband of Treasurer Valerie Tyszko
Tom Tyszko	600,000	0.85%	300,000	0.0%	Father of President
Loretta Tyszko	600,000	0.85%	300,000	0.0%	Mother of President

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Jean Bolling	300,000	0.85%	300,000	0.0%	Sister of President
Steve Tyszko	600,000	0.85%	300,000	0.0%	Brother of President
Dawn Tyszko	600,000	0.85%	300,000	0.0%	Sister in law of President
Christy Hicks	300,000	0.85%	300,000	0.0%	Sister of Cathy Hicks
Martae Pratt	300,000	0.85%	300,000	0.0%	None
Cathy Hicks	300,000	0.85%	300,000	0.0%	Sister of Christy Hicks
Tara Dobbins	600,000	0.85%	300,000	0.0%	Wife of Scott Dobbins
Scott Dobbins	600,000	0.85%	300,000	0.0%	Husband of Tara Dobbins.
Pam Pitre	600,000	0.85%	300,000	0.0%	Wife of Scott Dobbins
Shawn Pitre	600,000	0.85%	300,000	0.0%	Wife of Shawn Pitre
Michael Pruitt	300,000	0.85%	300,000	0.0%	None
Troy Artz	300,000	0.85%	300,000	0.0%	None
Nate Rich	300,000	0.85%	300,000	0.0%	None
Gail McGrath	300,000	0.85%	300,000	0.0%	None
David Patterson	600,000	0.85%	300,000	0.0%	Husband of Wendy Patterson
Wendy Patterson	600,000	0.85%	300,000	0.0%	Wife of David Patterson
Donna Jenkins	300,000	0.85%	300,000	0.0%	Mother of Cherie Jenkins
Cherie Jenkins	300,000	0.85%	300,000	0.0%	Daughter of Donna Jenkins
Greg Creten	300,000	0.85%	300,000	0.0%	None
John Maguire	300,000	0.85%	300,000	0.0%	Father of Riley Maguire, Lacy Maguire and Vince Maguire
Riley Maguire	300,000	0.85%	300,000	0.0%	Daughter of John Maguire
Lacy Maguire	300,000	0.85%	300,000	0.0%	Daughter of John Maguire
Vince Maguire	600,000	0.85%	300,000	0.0%	Son of John Maguire
Rachel Maguire	600,000	0.85%	300,000	0.0%	Wife of Vince Maguire
Justin Boudreau	300,000	0.85%	300,000	0.0%	None
Vicky Lynn Payne	300,000	0.85%	300,000	0.0%	None
Susan Maxim	300,000	0.85%	300,000	0.0%	None
Kathleen Hartley	600,000	0.85%	300,000	0.0%	Wife of John Hartley Sr.
John Hartley Sr.	600,000	0.85%	300,000	0.0%	Husband of Kathleen Hartley

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John Hartley Jr.	300,000	0.85%	300,000	0.0%	Son of Kathleen and John Harley Sr.
Laura King	300,000	0.85%	300,000	0.0%	None
Carl Barba	300,000	0.85%	300,000	0.0%	None
Rveva Bartlett	300,000	0.85%	300,000	0.0%	None
Kristen Graham	300,000	0.85%	300,000	0.0%	None
Leo Perez	300,000	0.85%	300,000	0.0%	None
Hank Kirkland	300,000	0.85%	300,000	0.0%	Husband of Joann Kirkland
Joann Kirkland	300,000	0.85%	300,000	0.0%	Wife of Hank Kirland
Allison Diaz	300,000	0.85%	300,000	0.0%	None
Anthony Martingano	300,000	0.85%	300,000	0.0%	None
Paul Carbone	600,000	0.85%	300,000	0.0%	Husband of Cindy Carbone
Cindy Carbone	600,000	0.85%	300,000	0.0%	Wife of Paul Carbone
Lori (Hill) DeSimone	600,000	0.85%	300,000	0.0%	Wife of Matt DeSimone
Black Jack Cons., Inc.	300,000	0.85%	300,000	0.0%	None
Adrienne Wolfe	300,000	0.85%	300,000	0.0%	None
Joseph Franklin	300,000	0.85%	300,000	0.0%	None
Stephanie Fluke	300,000	0.85%	300,000	0.0%	None
Matt DeSimone	600,000	0.85%	300,000	0.0%	Husband of Lori DeSimone

(1)

On August 17, 2006 the par value of the stock was changed from no par value to $0.01.  As a result of this change a forward increase in the shares was executed for all the shareholders on a retroactive basis.

(2)

The number of shares represented by this column also includes shares owned by any spouse or minor child of a selling shareholder.

(3)

This column represents the actual number of shares owned by the shareholder without consideration of any shares owned by any selling shareholder’s spouse or minor child.

(4)

The percentage held in the event all of the 18,375,000 shares in the Resale Offering are sold.

(5)

  All of the figures presented in table 5.0 above have given retroactive effect to the forward stock split of 1000-1 that occurred on September 30, 2007.

All of the shares offered by this prospectus may be offered for resale, from time to time, by the selling shareholders, pursuant to this prospectus, in one or more private or negotiated transactions, in open market transactions in the over-the-counter market, or otherwise, or by a combination of these methods, at fixed prices that may be changed, at negotiated prices, or otherwise.  The selling shareholders may effect these transactions by selling their future shares directly to one or more purchasers or to or through broker-dealers or agents. The compensation to a particular broker-dealer or agent may be in excess of customary commissions.  Each of the selling shareholders is an “underwriter” within the meaning of the Securities Act in connection with each sale of shares.  The selling shareholders will pay all commissions, transfer taxes and other expenses associated with their sales.  In the event the selling security holders sell all of their shares in the secondary offering they will own no shares in the company upon completion of the secondary offering.

Item 8. Plan of Distribution.

Resale Offering

Our affiliated and non-affiliated selling security holders, or their pledges, donees, transferees, or any of their successors in interest selling shares received from the selling security holders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling security holders), may sell their shares of common stock from time to time at the

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fixed price of $.01 per share, or their pledges, donees, transferees, or any of their successors in interest selling shares received from the selling security holders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling security holders), may sell their shares of common stock from time to time at the fixed price of $.01 per share for the duration of this offering  In a post-effective amendment to this registration we will disclose pledges, donees and other transferees of the selling security holders, if any, as selling security holders.  The selling security holders may sell their shares of common stock by one or more of the following methods, without limitation:

(a)

On such public markets as the common stock may from time to time be trading;

(b)

In privately negotiated transactions;;

(c)

Through the writing of options on the common stock;;

(d)

 In short sales; or

(e)

In any combination of these methods of distribution.

In the even any of our selling security holders agree to sell their shares to a broker-dealer as a principal and the broker-dealer acts as an underwriter, we will file a post-effective amendment to our registration statement disclosing the name of the broker-dealer, providing information on the plan of distribution, and reflecting any other necessary changes.  Any broker-dealer that will be involved must seek and obtain clearance of the underwriting compensation and arrangements from the FINRA Corporate Finance Department prior to the sale of any securities by the broker-dealer.

The selling security holders may also transfer their shares by gift.

We do not know of any arrangements by the selling security holders for the sale of any of their shares.  The selling security holders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares.  These brokers, dealers or underwriters may act as principals, or as an agent of the selling security holders.    Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

The selling security holders may also sell their shares in accordance with Rule 144 under the Securities Act when eligible, rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus.  From time to time, the selling security holders may pledge, hypothecate, or grant a security interest in some or all of the shares owned by them.  The pledges, secured parties, or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling security holders.  The number of selling security holders’ shares offered under this prospectus will decrease as and when they take such action.  The plan of distribution for the selling security holders’ shares will otherwise remain unchanged.  In addition, a selling security holder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.  The selling security holders and any broker-dealers participating in the distributions of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any profit on the sale of shares by the selling security holders and any commission or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts.

There can be no assurance that the selling security holders will sell any or all of the offered shares.

Under the Securities Exchange Act of 1934 and the regulations thereunder, any person engaged in a distribution of the shares of our common stock offered by this prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable “cooling off” periods prior to the commencement of such distribution.  Also, the selling security holders are subject to application provisions that limit the timing of purchasers and sale of our common stock by the selling security holders.

We have informed the selling security holders that, during such time as they may be engaged in a distribution of any of the shares we are registering with the U.S. Securities Exchange Commission, they are required to comply with Regulation M.  In general, Regulation M precludes the selling security holders, any affiliated purchasers, and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.  Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods.  Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security, except as specifically permitted by Rule 104 of Regulation M.  These stabilizing transactions may cause the price of our common stock to be more than it would otherwise be in the absence of these transactions.  We have informed the selling security holders that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock if the stabilizing bids do not

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exceed a specified maximum.  Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices.  The selling security holders and distribution participants are required to consult with their own legal counsel to ensure compliance with Regulation M.

Item 9. Description of Securities to be Registered.

General

We are authorized to issue up to 75,000,000 shares of common stock, $.01 par value per share, of which 35,000,000 shares are issued and outstanding.

Common Stock

Subject to the rights of holders of preferred stock, if any, holders of shares of our common stock are entitled to share equally on a per share basis in such dividends as may be declared by our Board of Directors out of funds legally available therefore.  There are presently no plans to pay dividends with respect to the shares of our common stock.  Upon our liquidation, dissolution or winding up, after payment of creditors and the holders of any of our senior securities, including preferred stock, if any, our assets will be divided pro rata on a per share basis among the holders of the shares of our common stock.  The common stock is not subject to any liability for further assessments.  There are no conversion or redemption privileges or any sinking fund provisions with respect to the common stock and the common stock is not subject to call.  The holders of common stock do not have any pre-emptive or other subscription rights.

Holders of shares of common stock are entitled to cast one vote for each share held at all stockholders’ meetings for all purposes, including the election of directors.  The common stock does not have cumulative voting rights.

All of the issued and outstanding shares of common stock are fully paid, validly issued and non-assessable as determined by our legal counsel, Clifford J. Hunt, Esquire, whose opinion appears elsewhere as an exhibit to this prospectus.

Preferred Stock

We currently have no provisions to issue preferred stock.

Debt Securities

We currently have no provisions to issue debt securities.

Warrants

We currently have no provisions to issue warrants.

Dividend

We have paid no cash dividends on our common stock in the years 2003, 2004, 2005, 2006, 2007, 2008 and 2009, respectively.  We anticipate that any earnings, in the foreseeable future, will be retained for development and expansion of our business and we do not anticipate paying any further cash dividends in the near future.  Our Board of Directors has sole discretion to pay cash dividends with respect to our common stock based on our financial condition, results of operations, capital requirements, contractual obligations, and other relevant factors.

Shares Eligible for Future Resale

Upon the effectiveness of the registration statement we will have 18,375,000 outstanding common shares registered for resale by the selling shareholders in accordance with the Securities Act of 1933.

Prior to this registration, no public trading market has existed for shares of our common stock.  The sale, or availability for sale, of substantial amounts of common stock in the public trading market could adversely affect the market prices for our common stock.

Item 10. Interest of Named Experts and Counsel.

Randall N. Drake, C.P.A., P.A. (“Drake”), independent certified public accountants, has provided audited financials for RJS Development, Inc. for December 31, 2008. The date of the report for these audited financials is April 27, 2009. Drake, whose report is referenced in the report of our current independent certified public accountant, was paid in cash for services rendered.  Therefore, they have no direct or indirect interest in us.  Drake’s report was given based on their authority as an expert in accounting and auditing.  On June 25, 2009, Randall N. Drake, C.P.A. was dismissed as the Company independent certified public accountant. Drake’s report on the financial statements for period ending December 31, 2008 does not contain an adverse opinion or a disclaimer of opinion, and is not qualified or modified as to uncertainty, audit scope, or accounting principles.  The decision to change accountants was approved by the Board of Directors of the Company.  There have not been any disagreements with Drake on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the two most recent fiscal years and any subsequent interim period preceding Drake’s dismissal.

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On November 10, 2009, the Company retained Peter Messineo, CPA as its independent certified public accountant.  Mr. Messineo has provided audited financials for RJS Development, Inc. for December 31, 2009. The date of the report for these audited financials is April 26, 2010. Mr. Messineo, whose report is contained herein, was paid in cash for services rendered.  Therefore, he has no direct or indirect interest in us.  Mr. Messineo’s report was given based on his authority as an expert in accounting and auditing.

Clifford J. Hunt, Esquire is counsel for our Company who has given an opinion on the validity of the securities being registered, which opinion appears elsewhere in this registration statement.  Mr. Hunt has no direct or indirect interest in us.

Item 11. Information with Respect to the Registrant.

Description of Business

We were originally incorporated on May 27, 2003 under the laws of the State of Florida.  On August 23, 2006 Amended and Restated Articles of Incorporation were filed with the Florida Department of State changing the par value of our stock from no par value to a par value of $.01 and the total authorized capital stock to 75,000,000 common shares.  Since inception, we have engaged in commercial real estate development.  We have office space at 200 Miramar Blvd., NE, Saint Petersburg, FL 33704.    RJS currently only requires minimal office space.    In light of present economic circumstances, we presently are operating the Company business from the personal residence of our president, Joseph Tyszko.  We intend to locate and secure a separate office location for the Company as economic circumstances will allow in the future.

Our general operating business strategy has the following key elements:

Our business is focused primarily on real estate development and subsequent sale of developed properties.  For example, in 2006 we sold a shopping center that we had previously developed. We purchased a 1.5 acre outparcel on Roosevelt Blvd in Largo, Florida in early 2005 with the intention to construct a 12,250 square foot retail strip center. We obtained the permits from the various governmental agencies and started construction in April of 2005 and the strip center was completed in November 2005.  The retail strip center consisted of the following tenants; Washington Mutual (3,500 sf), Moe’s Southwest Grill (2,500 sf), Quizno’s sub (1,250 sf), local nail salon (1,250 sf), Hairmasters (1,250 sf), GameStop (1,250 sf) and one vacant unit (1,250 sf).  We hired a broker to procure a buyer of this strip center prior to completion with the intentions of selling the center when it was completed or shortly thereafter.  We sold the center in February 2006 and our profit on this transaction was approximately $325,000.  The remaining $85,000 of our revenue in 2006 was derived from development and leasing fees of two strip centers that we developed for a client, Automated Petroleum and Energy Company (APEC), who we performed consulting services for.  One strip center was on the corner of Hillsborough Ave and Memorial Blvd in Tampa, Florida.  This was a 2,700 sf strip center consisting of two tenants, Starbucks Coffee (1,500 sf) and GameStop (1,200 sf).  The other strip center was at the corner of Hillsborough Ave and Racetrack Road in Tampa, FL.  This strip center was 7,500 sf and consisted of the following tenants; Washington Mutual (3,500 sf), Big League Hair Cutters (1,500 sf), and Cork and Olive Wine store (2,500 sf).  This revenue was approximately $37,000 which was for the development and leasing efforts for these two centers for APEC.  RJS never had an ownership interest in these two strip centers.  The remaining $48,000 of our revenue was derived from APEC through a consulting agreement.  This agreement was a verbal month to month agreement and could be terminated by either party.  This consulting agreement began in late 2003 and has since terminated at the end of 2006.  APEC owns approximately 250 gas stations throughout the State of Florida and we hired to do various real estate related acuities for this company.  The services that we would perform would range from developing new gas stations, assist in rezoning properties they owned, obtain liquor licenses for some of their stations, to assisting on contesting property taxes or do an analysis of their portfolio of properties to determine ones in which could be re-developed into retail strip centers which the two above were examples of the results of that analysis. APEC agreed to pay the Company over and above the agreed upon consulting fees if there was a re-development opportunity resulting in a retail strip center.  They would compensate us based on a percentage of the leases we were able to secure.  These were the only these two instances of being paid in addition to our agreed upon monthly consulting fee of $4,000 per month.  We have never considered our business to be involved in real estate investment although, from time to time we may hold a revenue-generating property until we are able to obtain a sales price that we deem acceptable in light of the current market conditions.  If we held any strip centers or commercial properties, we would seek to finance the acquisition and maintenance of the properties with long-term debt at the best terms available in the marketplace.  Typically this would be a 20 year amortization with a five-year balloon payment at the current market interest rate. The holding periods for such properties would be consistent with the duration of the financing arrangement regarding any such property.  Our intention with a proposed retail strip is to have it sold at completion or shortly thereafter.  We currently do not own any strip centers, vacant land, undeveloped land or any other real estate at this time.

We intend to attract and retain experienced personnel at all levels.  We believe the key to success in our business is attracting and retaining experienced professionals at all levels within the organization.  This is just as important with sales and field supervisor positions as it is with management level positions.  We work to identify, recruit, train and retain the most qualified management and support personnel available.

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We intend to build in and expand within the  markets of the Greater Tampa Bay region.  We believe there are significant opportunities for long term growth in our existing market and region.  Our strategy is to operate our business in our current markets and geographic region and to capitalize on the continued population growth of these areas.  We expect the economic growth in these markets to continue once the housing market has reached stabilization.  Many people and companies move and relocate to Florida due to desired climate, no state sales tax, good universities, theme parks, beautiful beaches and many other attractions including recreational activities and college and professional sports teams.   We expect to develop a two prong approach by targeting new markets within our core region that have favorable demographic and economic trends where we believe we will be able to implement our business strategy and also look at properties in established markets where there is the immediate demographic which, in the current economic conditions, is what a lot of the retailers are looking for.  The emerging growth markets are not as desirable as they were over the past 3 to 5 years when companies were expanding as residential housing was expanding.

We intend to follow the growth of residential communities to provide the most attractive margins or returns possible.  We believe that our market knowledge and experience in land entitlement and development enable us to successfully identify attractive land acquisition opportunities, efficiently manage the process of obtaining development rights and maximize land value.  We have the expertise needed to acquire land in various stages of the entitlement and development process, which we believe provides us more opportunities to acquire development opportunities than many of our competitors.  We believe we are able to utilize our capabilities in land acquisition, land planning, and land development to maximize the potential return achieved from developing each property.  As a complement to this approach we also seek to acquire finished parcels of land that have been developed by others for our operation.  We believe our network of relationships and broad recognition in our core market gives us an advantage over some of our competitors in acquiring finished parcels because we have a proven track record in the Greater Tampa Bay marketplace and land owners and residential developers call us with properties that they have or are looking to develop and give us the first opportunity at purchasing.

We intend to create opportunities in areas overlooked by our competitors.  We believe there is a significant market opportunity for well-designed, quality commercial property in urban and suburban areas in close proximity to transportation facilities.  Local governments in our markets, especially the Greater Tampa Bay area market, have modified zoning codes in response to mounting traffic concerns to allow for high-density development near transportation improvements.  In our experience, developers not as well knowledgeable in the local markets overlook existing properties that are subject to being demolished for new centers which are a higher and better use of the existing use of the property which enable us to target and identify these existing properties which are currently operating and not for sale on the open market which are often overlooked by commercial developers that do not have the local market knowledge and network of brokers who bring these opportunities to us first because of our reputation.  As a result, we believe we have an opportunity to generate profit in more ways than some of our larger competitors.  We plan to continue to focus on developing and creating these opportunities within our core markets.

Our completed business has focused on a broad segment of the commercial market, the “neighborhood retailer”.  Our commercial retail space is designed and priced to appeal to the neighborhood segment of the market.  We refer to the type of retailers that look for these types of demographics and the shoppers of these strip centers as “neighborhood” centers, as opposed to “Regional” tenants, like Best Buy, Office Depot, Marshalls, Home Depot, Sam’s Club, Costco (none of whom we have ever worked with), which want to be located in large regional shopping centers and malls in densely populated areas where people will come to shop from much greater distances than the shoppers who will come to a neighborhood retail strip center.  Examples of the tenants that seek out these neighborhood centers are, Starbucks Coffee, Subway, GameStop, Supercuts, H & R Block, Fedex Kinko’s, Moe’s Southwest Grill, Quizno’s Sub, et cetera.  We have previously worked with each of these neighborhood retailer companies and the brokers who represent them. However, we do not presently have any agreements to provide development services regarding any of the entities identified in this paragraph. Furthermore, none of the tenants listed have contacted us at this time to assist in the development of retail space. These types of tenants and brokers will generally advise developers such as our Company which markets they are looking in and if we find enough tenants who want to be in a certain area we will attempt to seek out a piece of property that will suit their needs and develop into a retail strip center.  We have done projects where we put the same retailer in different centers.  This makes it easier because we are familiar with leases they have executed in the past and are therefore able to modify the leases according to the size of the space, length of term and rental rate based on the specific market and shopping center.

We intend to position our inventory for the growing small to mid-size commercial market.  We expect the large and aging baby boom population in the United States to fuel growth in businesses that will seek space in upscale commercial space.  As the baby boom generation ages, we anticipate that commercial developments focused on this business segment will capture a larger share of the market.  We believe this growing segment will also likely be attracted to the convenience and activities available in upscale urban mixed-use developments.  Mixed-use developments are often favored by local governments because they increase the tax base while requiring fewer government-funded services and infrastructure, such as schools and summer programs, as compared to traditional

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developments that attract younger families.  We believe that because of our experience and capabilities and our focus on the Tampa Bay market that we are well positioned to benefit from this growing demand.

We intend to protect liquidity and maximize capital availability.  For so long as market demand for commercial space remains depressed we will remain highly focused on maintaining liquidity by limiting our investments in long term real estate projects.  We will build our pipeline of new development opportunities through a cautious and measured approach.  When available, we will focus on the acquisition of finished parcels with shorter times to market that often have reduced equity requirements as compared to raw land parcels that require entitlement and development.  In addition, in order to maintain sufficient operating liquidity and capital availability, we will continue to endeavor to sell certain assets that are either highly leveraged or have significant cash equity.

We intend to identify and capitalize on undervalued and/or distressed real estate assets.  We believe that in every real estate downturn there are opportunities to acquire properties for development that have the potential of delivering above average returns in the future.  Because of our experience in real estate development and our experience in managing more than one cyclical downturn and cyclical upturn, we believe that we are well positioned to identify attractive opportunities.  By intensely focusing in the short term on our liquidity and by taking steps to enhance our balance sheet and cash reserves, we believe that we will be well positioned to capitalize on such opportunities.

(1)

Principal Products or Services and Their Markets

We integrate the process of developing commercial properties by carefully controlling each phase of the process from land acquisition to the construction, marketing and sale or lease of the property.  During every stage of the process we manage risk and focus on products, geographic areas and price points in an effort to maximize our revenue and profit opportunities.

Land Identification and Acquisition

We believe that by controlling and managing a significant portion of our land inventory through options we will be better able to manage our growth in accordance with our business plan and long term growth objectives.

We seek to acquire land that will be delivered to us as developed building pads.  Our goal is to contract to purchase land from developers or land owners who will maintain ownership of the land through the entitlement and development process.  When we contract to purchase land in this manner we typically will provide our building and entitlement expertise to the seller in order to ensure the land is developed in a manner consistent with our plans for the project.  By contracting to purchase land during the entitlement and development process that will deliver upon completion of development we reduce the financial risks associated with seeking entitlements and performing land development.

We also may buy larger tracts of land, put in the entire infrastructure (utilities, roads, off-site stormwater drainage) which we then sell and retain the parcels which we believe is our core strategy and develop these into our neighborhood centers.  When we purchase these types of sites, selling off parts of the overall property eliminates or substantially reduces risks associated with purchasing the entire parcel.  Before organizing the Company, our president, Joe Tyszko worked for six years for an investment group that developed raw land tracts.  Mr. Tyszko was responsible for the development of six raw tracts of land ranging from 4 acres of the 16 acres.  Mr. Tyszko oversaw the installation of infrastructure components including utilities, roads, and storm water drainage and thereafter, such developed paths or parcels were sold to end-users and/or retailers.

We also engage in the business of redeveloping existing properties into commercial space for lease projects.  This process involves the purchase of existing structures which are occupied by tenants with leases of varying duration.  When we purchase these properties we subdivide the units and execute new leases.  In these projects we have and continue to invest capital in the improvement of the common areas and exteriors.  In the past, our strategy was that as the tenants’ leases expired, we renovated the interiors of the spaces and then leased each spaced as a fully renovated one.    This is not our core business but we have the ability to execute this type of approach when we realize that the position of the real estate in the market is so good that we can afford to take the risk of the length of time in the final goal which is to convert an older building into new space and achieve much higher rental rates than what the existing tenants are paying.

Our land acquisition and development process is overseen by a group of qualified individuals that includes our President and consultants that are utilized on a regular basis due to their expertise in land acquisition.  This group evaluates several factors that could affect the outcome of a project under consideration.  These factors include:

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•

supply and absorption rates of similar projects;

•

supply and absorption rates of existing commercial space in the area;

•

projected equity requirements;

•

projected return on invested capital;

•

status of land development entitlements;

•

projected net margins;

•

projected absorption rates;

•

demographics, school districts, transportation facilities and other  locational factors; and

•

competitive market positioning.

We focus on developing new projects that we believe have the potential to generate revenue as well as appreciation in land value through the application of our entitlement and development expertise.  Many of the sites we choose to invest in have been overlooked by large, national competitors due to the complexity of zoning and entitlement issues or other development characteristics.  Our acquisition due diligence process involves a high level of scrutiny which includes a variety of analyses, including land title examination, applicable zoning evaluations, environmental analysis, soil analysis, utility availability studies, and marketing studies that review population and employment trends, school districts, access to regional transportation facilities, rental forecasts, projected construction costs, labor and material availability, assessment of political risks and other factors.  While we make assumptions about costs of development and construction as well as sales pricing, we often will not know these items for sure until after we have committed to or purchased the project.

Land Entitlement and Development

We manage development opportunities and risks through the use of qualified land-use attorneys. We have extensive knowledge and experience in all aspects of the site selection, land planning, entitlement and land development processes.  Specifically, we have experience in dealing with the governmental and regulatory authorities that govern the site selection, development and zoning processes.  Entitlement is the process by which a local government determines the density it will permit to be developed on a particular property.  Entitlements and development permits are often obtained through negotiations with local governmental authorities.  This process often involves consultation with various parties, including the local homeowner associations, local governmental agencies and environmental protection groups.  Infrastructure improvements, such as sewers, roads, utilities and transportation improvements are often required to be built in connection with the development of a parcel of land.

Our experience and knowledge allow us to effectively negotiate with all concerned parties in an attempt to ensure the costs of the improvements associated with obtaining entitlements are commensurate with the development potential of the subject property.  We can quickly assess the likely approvals on a particular property in the early stages of our due diligence process.  As a result, we can control the details of development, from the design of each project to the placement of streets, utilities and amenities, in order to efficiently design a project that we expect will improve our ability to maximize the potential return on our investment in the property. We seek to manage development risk by acquiring options to purchase properties after the approval of the necessary entitlements, while assuming control of their entitlement process, thereby deferring acquisition of the property until all necessary entitlements are obtained.

Our goal is to maximize returns on assets we control or own.  As such we may, from time to time, sell parcels to buyers which are end users and sometimes to national developers who have a strong reputation with that particular tenant or buyer.  This strategy enables us to better balance our land inventory and create a more well-rounded project in lowering our basis in the overall property we are buying.  With respect to our vacant land, our goal is to attempt to develop it internally but if the type of development falls outside our expertise or is too time consuming to understand all the specifics to a particular tenant or user we will opt to sell to minimize risk and devote our time and resources to what we are best suited to develop.

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Distribution Methods of the Services

To facilitate the leasing of space in our projects, we normally hire commissioned sales personnel to lease space in our projects.  On occasion we will contract for marketing services with a third-party brokerage firm.  All personnel engaged in the leasing of space or the sale of property we own receive extensive training in the sales process from our President.  We strive to provide a high level of client service during the leasing process.

All personnel involved in the leasing of space in our projects are well qualified and have leased numerous projects for us in the past.  We intend to eventually employ our licensed leasing personnel on a long-term basis when real estate market conditions facilitate and result in an increase in revenues and correspondingly, expanded operations. We prefer employing these individuals on a long-term basis rather than contracting for their services on a project-by-project basis, which we believe results in a more committed and motivated sales force with better product knowledge.  We believe that this has a positive impact on sales.

Status of Any Publicly Announced New Product or Service.

We have not developed any new or unique products or services that would make us stand above our competition.  While the Internet will provide a new tool for advertising and customer interface, there has been no significant change in the services we provide.  We will be utilizing the Internet as a mainstay of our future advertising and support for our sales representatives.  Additionally our research will be focused on how our competitors are utilizing advanced technology and changes in building methods.  We will also be researching how to expand sales force to offer our products in the best manner.

(2)

Our Competition

The real estate development industry is highly competitive and fragmented.  Competitive overbuilding in local markets, among other competitive factors, could materially adversely affect commercial builders in those markets.  Commercial developers compete for financing, raw materials and skilled labor, as well as for the leases for space in their finished projects.  Additionally, competition for prime properties is intense and the acquisition of such properties may become more expensive in the future to the extent demand and competition increase.  We compete with other local, regional and national real estate developers.  Some of our competitors have greater financial, marketing, sales and other resources than we have, but we believe that we generally have an advantage in the Greater Tampa Bay market due to the experience of the Company.

We do not compete against all of the developers in our geographic market in all of our product types or submarkets; some developers focus on particular types of projects within those markets, such as large mall type buildings that are not in competition with our projects.  We believe the factors that commercial businesses seeking space consider when deciding whether to lease long-term from us include the location, value and design of our products.  We believe that we typically build attractive, innovative products in sought-after locations that are perceived as good value by our tenants.  Accordingly, we believe that we compare favorably in these factors.

(3)

Sources and Availability of Raw Materials

As a commercial real estate developer, we compete not only with other commercial real estate developers for raw materials for our projects but also with residential home builders. Our raw materials consist of durable goods such as lumber, steel and concrete which are components that go into the construction of a retail strip center.  We do not purchase these raw material directly as they are bought by the contractor that we hire to do the construction of the retail strip center.  If the costs of certain raw material increases, for example steel or concrete, they are passed along to us from the contractor on the final bid for the construction of the project.  The general contractor we hire has the relationships with all the sub contractors he will hire who will purchase the raw materials that go into the construction of a retail strip center.  For example, the general contractor will bid out to three roof companies or three concrete companies.  The general contractor will most likely select the lowest bid from the subcontractor who will purchase the raw materials and do their necessary role in the construction of the strip center. These materials are natural commodities, whose prices fluctuate based on demand and available supplies.  There are multiple suppliers of the materials necessary in the completion of a project; however, scarcity of any one material due to natural, legal or other economic conditions may create price fluctuations which may affect a project’s profitability.  Costs are affected by the availability of these raw materials as well as the availability of skilled labor.  These cost factors have a direct impact on our ability to maintain profitability.

(4)

Dependence on Limited Customers

We do not have to rely on any one or a limited number of customers for our business.  We hope to further increase our client base in the event market conditions improve in the commercial real estate business and we are able to expand operations.  Accordingly, we may have to rely on our core market in the Greater Tampa Bay area while we attempt to acquire other customers within such market.

(5)

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts

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At the present time we do not own or have any domain names, patents, trademarks, licenses (other than the usual business license), franchises, concessions, royalty agreements or labor contracts.  However, in the future, our success may depend in part upon our ability to preserve our trade secrets, obtain and maintain patent protection for our technologies, products and processes, and operate without infringing upon the proprietary right of other parties.  However, we may rely on certain proprietary technologies, trade secrets, and know-how that are not patentable.  Although we may take action to protect our unpatented trade secrets and our proprietary information, in part, by the use of confidentiality agreements with our employees, consultants and certain of our contractors, we cannot guarantee that:

(a)

these agreements will not be breached;

(b)

we would have adequate remedies for any breach; or

(c)

our proprietary trade secrets and know-how will not otherwise become known or be independently developed or discovered by competitors.

We cannot guarantee that our actions will be sufficient to prevent imitation or duplication of either our products or services by others or prevent others from claiming violations of their trade secrets and proprietary rights.

(6)

Need for Government Approval of Principal Products or Services

We and our competitors are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulation, which imposes restrictive zoning and density requirements in order to limit the number of homes that can ultimately be built within the boundaries of a particular project.  We and our competitors may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future in the states in which we operate.  Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction.

We and our competitors are also subject to a variety of local, state and federal statues, ordinances, rules and regulations concerning protection of the environment.  Some of the laws to which we and our properties are subject may impose requirements concerning development in waters of the United States, including wetlands, the closure of water supply wells, management of asbestos-containing materials, exposure to radon, and similar issues.  The particular environmental laws that apply to any given community vary greatly according to the community site, the site’s environmental conditions and the present and former uses of the site.  These environmental laws may result in delays, may cause us and our competitors to incur substantial compliance and other costs, and may prohibit or severely restrict development in certain environmentally sensitive regions or areas.  However, environmental laws have not, to date, had a material adverse impact on our operations.

(7)

Government Regulation

We are subject to a limited variety of local, state, and federal regulations.  While we believe that our operations are in compliance with all applicable regulations, there can be no assurances that from time to time unintentional violations of such regulations will not occur. We are subject to federal, state and local laws and regulation applied to businesses, such as payroll taxes on the state and federal levels.  In general, our printing activities are subject to local business licensing requirements.  Our current business requires that we comply with state corporate filings, city or county business license and the necessary business liability insurance.  The requirements of these regulations are minimal and do not cause any undue burden.

Internet access and online services are not subject to direct regulation in the United States.  Changes in the laws and regulations relating to the telecommunications and media industry, however, could impact our business.  For example, the Federal Communications Commission could begin to regulate the Internet and online service industry, which could result in increased costs for us.  The laws and regulations applicable to the Internet and to our services are evolving and unclear and could damage our business.  There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet.  Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as user privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement.  Such legislation could expose us to substantial liability as well as dampen the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, or require us to incur significant expenses in complying with any new regulations.

(8)

Cost and Effects of Compliance with Environmental Laws

The development process is heavily securitized by various local, State and Federal agencies especially in the State of Florida where we have many environmental agencies who are involved in the permitting process.  We, our consultants and engineers are constantly

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being made aware of the rules and regulations that we must follow and adhere to in order to develop a property.  We have to adapt to constant changes in permitting rules and regulations and given the long time periods in the development process we must consider the risk of purchasing a property that may be able to be developed under current guidelines today but might have to follow certain guidelines in the future.  That risk is inherent and we feel we are well qualified having been involved in over a dozen developments, that we are ascertain whether we might have a challenging property whether now or in the future.

(9)

Our Employees

As of April 20, 2010, there are 2 full-time employees at RJS Development.  Our President, Joe Tyszko and Vice President, Valerie Tyszko.  The Company has previously utilized outside consultants and sales personnel that were are paid on a specific fee basis or a commission basis, though no consultants were utilized in 2008 or 2009.  As market conditions improve, the Company may again utilize outside consultants.

Description of Property

We do not own any real property.  Our business is presently operated from the residence of our President.

Legal Proceedings

We are not currently a party to any legal proceedings nor are any contemplated by us at this time.

Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters

Our common stock is not quoted or traded on any quotation medium at this time.  We intend to apply to have our common stock included for quotation on the Over-The-Counter Bulletin Board (“OTC Bulletin Board”).  There can be no assurance that an active trading market for our stock will develop.  If our stock is included for quotation on the OTC Bulletin Board, price quotations will reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Should a market develop for our shares, the trading price of the common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results, announcements of technological innovations in building construction, new sales formats, or new services by us or our competitors, changes in financial estimates by securities analysts, conditions or trends in commercial real estate markets, changes in the market valuations of commercial real estate, announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments, additions or departures of key personnel, sales of common stock and other events or factors, many of which are beyond our control.  In addition, the stock market in general, and the market for commercial real estate development in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.  These broad market and industry factors may materially adversely affect the market price of the common stock, regardless of our operating performance.  Consequently, future announcements concerning us or our competitors, litigation, or public concerns as to the commercial value of one or more of our products or services may cause the market price of our common stock to fluctuate substantially for reasons which may be unrelated to operating results.  These fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of our common stock.

At the present time we have no outstanding options or warrants to purchase securities convertible into common stock.

There are 14,700,000 shares of common stock that could be sold by the selling shareholders according to Rule 144 that we have agreed to register.  A brief description of Rule 144 follows:

The common stock sold in this offering will be freely transferable without restrictions or further registration under the Securities Act, except for any shares purchased by an  ”affiliate.”  An “Affiliate” is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of the issuer.  The definition of an “Affiliate” is critical to the operation of Rule 144, promulgated under the Securities Act.  Rule 144 provides for restrictions on the amount of securities that can be sold by an affiliate during a given period of time.  In general, pursuant to Rule 144, a shareholder who has satisfied a six month holding period may, under certain circumstances, sell within any three month period a number of securities which does not exceed the great of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale.  Further, Rule 144 permits, under certain circumstances, the sale of securities, without any quantity limitation, by our shareholders who are not affiliates and who have satisfied a one-year holding period.

Cash dividends have not been paid during the last three (3) years.  In the near future, we intend to retain any earnings to finance the development and expansion of our business.  We do not anticipate paying any cash dividends on our common stock in the foreseeable future.  The declaration and payment of cash dividends by us are subject to the discretion of our board of directors.  Any future determination to pay cash dividends will depend on our results of operations, financial condition, capital requirements, contractual

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restrictions and other factors deemed relevant at the time by the board of directors.  We are not currently subject to any contractual arrangements that restrict our ability to pay cash dividends.

We have fifty (50) stockholders of record of our common stock as of April 1, 2010.

Impact of the “Penny Stock” Rules On Buying Or Selling Our Common Stock

The SEC has adopted penny stock regulations which apply to securities traded over-the-counter.  These regulations generally define penny stock to be any equity security that has a market price of less than $5.00 per share or an equity security of an issuer with net tangible assets of less than $5,000,000 as indicated in audited financial statements, if the corporation has been in continuous operations for less than three years.  Subject to certain limited exceptions, the rules for any transaction involving a penny stock require the delivery, prior to the transaction, of a risk disclosure document prepared by the SEC that contains certain information describing the nature and level of risk associated with investments in the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of firm quotes.  In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000).  These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser’s written consent to the transaction.  If a market for our common stock does develop and our shares trade below $5.00 per share, it will be a penny stock.  Consequently, the penny stock rules will likely restrict the ability of broker-dealers to sell our shares and will likely affect the ability of purchasers in the offering to sell our shares in the secondary market.

Trading in our common stock will be subject to the “penny stock” rules.

Reports to Security Holders

We will file reports and other information with the U.S. Securities and Exchange Commission (“SEC”).  You may read and copy any document that we file at the SEC’s public reference facilities at 100 F. Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-732-0330 for more information about its public reference facilities.  Our SEC filings will be available to you free of charge at the SEC’s web site at www.sec.gov.

We are not required by Florida law to provide annual reports.  At the request of a shareholder, we will send a copy of an annual report to include audited financial statements.  In the event we become a reporting company with the SEC, we will file all necessary quarterly and annual reports.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report.  The management’s discussion, analysis of financial condition, and results of operations should be read in conjunction with our financial statements and notes thereto contained elsewhere in this prospectus.

Our Business Overview

RJS Development specializes in commercial real estate development.  Our business, financial condition and results of operations continued to be materially adversely affected during 2009 by the ongoing real estate downturn and economic recession in the United States. These adverse conditions included, among others, high unemployment, lower family income, lower consumer confidence, a large number of foreclosures and homes for sale, increased volatility in the availability and cost of credit, shrinking mortgage markets, unstable financial institutions, lower valuation of retirement savings accounts, lower corporate earnings, lower business investment and lower consumer spending.  We have reduced our operational expenditures accordingly.

Over the past three years we have not been involved in any new development activity.  We have concentrated on renting and managing existing commercial locations on a contractual basis for the owners.  Our contracts are centered in the Tampa Bay area and are generally on a month-to-month basis.

Our expenses consist of minimal rent for office space and professional fees to keep the company active.  We do not own any property and have a minimal amount of equipment.  RJS currently requires minimum office space.  In light of present economic circumstances, during 2009, we moved the operations from rented space to the personal residence of our president, Joseph Tyszko, at 200 Miramar

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Blvd. NE, Saint Petersburg, FL 33704.  We are reimbursing his expenses on a month-to-month basis.  We intend to locate and secure a separate office location for the Company as economic circumstances will allow in the future.

We have no long-term commitments in the form of leases or loans.  Additional working capital, when necessary, has been provided by our majority shareholder in the form of short-term revolving loans from shareholder.

RJS has been doing business under their current name since May 2003 when the corporation was formed. On August 23, 2006 Amended and Restated Articles of Incorporation were filed with the Florida Department of State changing the par value of our stock from no par value to a par value of $.01 and the total authorized capital stock to 75,000,000 common shares.

We do not have any off-balance-sheet arrangements.

How long can we satisfy our cash requirements and will we need to raise additional funds in the next 12 months?

Our Plan of Operation for the next twelve months is to raise capital to continue to acquire and develop commercial properties and expand our staff.      Although we are not presently engaged in any capital raising activities, we anticipate that we may engage in one or more private offering of our company’s securities after the completion of this offering.  We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct another private offering under Section 4(2) of the Securities Act of 1933.

In the event we raise additional capital, we will be able to implement our expansion in accordance with our business plan.  We anticipate that we will use the funds raised to fund equipment purchases and office improvement and for marketing activities, land acquisitions and working capital.  Our failure to market and promote our services will harm our business and future financial performance.  If we are unable to expand our operations within the next twelve months, we will likely see a decrease in the ability of increasing our revenues.  We cannot guarantee that additional funding will be available on favorable terms, if at all.  If adequate funds are not available, then we may not be able to expand our operations.  If adequate funds are not available, we believe that our officers and directors will contribute funds to pay for some of our expenses.  However, we have not made any arrangements or agreements with our officers and directors regarding such advancement of funds.  We do not know whether we will issue stock for the loans or whether we will merely prepare and sign promissory notes.  If we are forced to seek funds from our officers or directors, we will negotiate the specific terms and conditions of such loan when made, if ever.  None of our officers or directors is obligated to pay for our expenses.  Moreover, none of our officers has specifically agreed to pay our expenses should we need such assistance.

The implementation of our business strategy is estimated to take approximately 12-18 months.  Once we are able to secure funding, implementation will begin immediately.  We anticipate 30 days to be in a stage of full operational activity to gain additional clients. The major parts of the strategy to be immediately implemented will be the sales and marketing and office equipment and human resource procurement.

Our limited revenues resulting from a declining and depressed real estate market has affected the Company directly.   Management considered the local and regional lack of demand for commercial real estate development as prohibitive to initiate any project starts over the past several months.   Without a strong or known market demand, it was considered a risk to engage in any new projects, since there was realistic probability that costs and overages would not be recovered upon project completion and sale.

Summary of product research and development

We are not currently nor do we anticipate in the future to be conducting any research and development activities, other than the research to locate commercial properties or raw land for development.

Marketing Plan

Our marketing initiatives will include:

(a)

utilizing direct response print advertisements placed primarily in small business, entrepreneurial, and special interest magazines;

(b)

links to industry focused websites;

(c)

affiliated marketing and direct mail

(d)

presence at industry trade shows; and

(e)

promoting our services and attracting businesses through our proposed website.

(f)

continue to nurture the relationships we have with our core tenants that we have done business with

(g)

seek additional tenants coming into the marketplace and create relationships with them.

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Sales Strategies

- Public Relations and Advertising.    We have attended retail trade shows such as ICSC (International Council of Shopping Centers) in Tampa, Orlando and Las Vegas where retailers and brokers tend to conduct “deal making” and other networking activities.  We have experienced in the past that when projects materialize, word-of-mouth spreads throughout our industry and referral then occur, and intend to attend these in the future.  When we have a new project on line we will produce marketing materials like architectural renderings, hire a company to do our marketing flyers, do a mass mailing to a targeted group of retailers and brokers. All those costs will be project specific so this cost is not on going and will be paid once we have a project we believe will be successful.  Most if not all of these costs will be reimbursed by our equity partner(s) in each project. We anticipate advertising and marketing costs of less than $5,000 per project.

Employees

Currently, there are 2 full-time employees at RJS Development.  Our consultants and sales staff are either fee paid on a project basis or commissions for leasing or selling property.  Over the last two years our employees have not received any fees or commission from the Company.

Critical Accounting Policies and Estimates

The policies discussed below are considered by our management to be critical to an understanding of our financial statements because their application places the most significant demands on our management’s judgment, with financial reporting results relying on our estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described below. For these policies, our management cautions that future events rarely develop as forecast, and that best estimates may routinely require adjustment.

The SEC has issued cautionary advice to elicit more precise disclosure about accounting policies management believes are most critical in portraying our financial results and in requiring management’s most difficult subjective or complex judgments.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make judgments and estimates. On an ongoing basis, we evaluate our estimates, the most significant of which include establishing allowances for doubtful accounts and determining the recoverability of our long-lived tangible and intangible assets. The basis for our estimates are historical experience and various assumptions that are believed to be reasonable under the circumstances, given the available information at the time of the estimate, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from the amounts estimated and recorded in our financial statements.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Going Concern.  These financial statements have been prepared on a going concern basis.  The Company had a working capital deficiency of $33,549 at December 31, 2009, and had an accumulated deficit of $31,756 since inception.  Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time.  These factors raise substantial doubt that the company will be able to continue as a going concern.  The Company to date has funded its initial operations through the issuance of shares of capital stock and loans from director in the amount of $22,754.  Management plans to continue to provide for its capital needs by the issuance of common stock and related party advances.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Revenue Recognition. We recognize revenue in accordance with the accounting standards, which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence that an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) product delivery has occurred or services have been rendered.  The Company recognizes its revenue on the accrual basis which considers revenue to be earned when the services have been performed.  This is generally on a straight-line basis over the life of the contract or lease.  Management fee revenue is recorded monthly over the term of the contract.  Leasing revenues are recorded on a straight-line basis over the length of the initial leasing term.

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Long-Lived Assets.  Long-lived assets, including property, plant and equipment, and intangible assets with determinable lives, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be fully recoverable. An impairment loss is assessed if the undiscounted expected future cash flows generated from an asset are less than its carrying amount. Impairment losses are recognized for the amount by which the carrying value of an asset exceeds its fair value. The estimated useful lives of all long-lived assets are periodically reviewed and revised if necessary.

Fair Value Instruments.  The Company’s balance sheets include the following financial instruments: cash, receivable from affiliate, accounts payable and loan from stockholder.  The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.  The carrying values of the loan from stockholder approximates fair value based on borrowing rates currently available to the Company for instruments with similar terms and remaining maturities.  During 2009, the Company determined that the receivable from affiliate was uncollectible and recorded an impairment allowance to reduce the value of the receivable to the estimated fair value at December 31, 2009.

Income Taxes.  Prior to April 30, 2007, the Company reported its earnings under the S-Corporation election and thereby all taxable income was passed-thru to the sole shareholder and is taxed at the shareholder’s ordinary tax rate.

On April 30, 2007 the Company issued stock to a corporation thereby automatically terminating the S-Corporation election.  As a result, earnings are taxed to the corporation when earned and are no longer passed through directly to the shareholders.  In addition, earnings will be taxed at the corporate tax rate which varies on a graduated basis between 15% and 35%.

The Company accounts for income taxes under FASB Codification Topic 740 which requires use of the liability method.  Topic 740 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purpose, referred to as temporary differences.  Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.  A valuation allowance may be applied against the net deferred tax due to the uncertainty of its ultimate realization.

Results of Operations

Results of Operations for the Year Ended December 31, 2009.  Revenues for 2009 in the amount of $9,414, consisted primarily of receipts on one management contract.   The management contract is a renewable one-year agreement to manage a retail shopping center in Largo, Florida.  Our compensation is for five percent (5%) of the gross rents paid by tenants in the shopping center.  We handle for the landlord any issues that arise regarding maintenance of the property, including collecting rent, paying bills and handling any other tenant or property issues that arise.   Expenses for 2009, in the amount of $24,155, consist primarily of accounting and legal fees associated with this filing in the amount of $8,230, rent in the amount of $3,975 and an impairment loss in the amount of $10,000 on a loan from affiliate.

Result of Operations for the Year Ended December 31, 2008.   Revenues for 2008, in the amount of $5,824, consisted primarily of receipts on one management contract starting in June 2008.  Expenses for 2008, in the amount of $16,927, consist primarily of accounting and legal fees associated with this filing in the amount of $10,835 and rent in the amount of $3,500.

Year to Year Comparison

Although we are seeking to expand our services, the uncertain economy could have a material adverse effect on such plans.  While we have seen improvement in the business economy, we cannot be assured that continued recovery will occur.

Current assets decreased at December 31, 2009 to $480 in cash from a total of $11,816 at December 31, 2008, due to the write off of a receivable from an affiliate that ceased operations in 2009.  Total liabilities remained fairly consistent between periods.

The Company had revenues of $9,414 and $5,824 for the years ended December 31, 2009 and 2008, respectively.  All revenues for these two years were received from the management contract.

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The Company had expenses of $24,155 and $16,927 reflecting losses of $14,741 and $11,103 for the years ended December 31, 2009 and 2008, respectively.  We contribute the high expenses to the professional legal and accounting fees associated with the filing of this Registration Statement.  The Company reduced operational expenses during 2009 but had to record an impairment loss on a loan from an affiliate, in the amount of $10,000, which brought total expenses for 2009 above the 2008 amount.  Examples of the expense reduction was reflected in the reduction of general $ administration expenses and professional fees.

The existing management contract is expected to continue providing revenues for at least the next year.  The majority of the continuing operational expenses in 2009 and 2008 are associated with this filing.  These expenses are expected to decrease in 2010 after a successful submission in the near future.

Results of Operations for the Three Months Ended March 31, 2010.  Revenues for the 1st quarter of 2010, in the amount of $11,650, consisted primarily of receipts on two management contracts.  Expenses for the period, in the amount of $10,630, consist primarily of accounting and legal fees associated with this filing, in the amount of $8,288 and rent in the amount of $1,350.

Result of Operations for the Three Months Ended March 31, 2009.   Revenues for 1st quarter of 2009, in the amount of $2,584, consisted primarily of receipts on one management contract.  Expenses for the period, in the amount of $3,429, consist primarily of accounting and legal fees associated with this filing, in the amount of $2,000 and rent in the amount of $875.

Interim Period to Period Comparison

At March 31, 2010, our assets consisted of our cash and equipment and liabilities consisted of accounts payable, accruals and a loan from shareholder.  There were no significant changes to assets or liabilities since December 31, 2009, except for the addition of cash from the new management contract.

Our revenues were generated from services through management contracts on a month-to-month basis.  The 2010 increase in revenues was the result of the addition of a new management contract to that already in place during 2009.

Although we are seeking to expand our services, the uncertain economy could have a material adverse effect on such plans.  While we have seen improvement in the business economy, we cannot be assured that continued recovery will occur.

The Company had revenues of $11,650 and $2,584 for the three months ended March 31, 2010 and 2009, respectively.  All revenues for these two periods were received from month-to-month management contracts.

The Company had expenses of $10,630 and $3,429 reflecting income in the amount of $1,020 and a loss of $845 for the three months ended March 31, 2010 and 2009, respectively.  The professional legal and accounting fees are associated with the filing of this registration statement.  The Company recorded a $5,000 installment on the legal fees associated with this filing during the 1st quarter of 2010.  A second installment in the amount of $5,000 will be recorded in the second quarter of 2010.

The existing management contracts are expected to continue providing revenues for at least the next year.  The majority of the continuing operational expenses for the periods are associated with this filing.  These expenses are expected to decrease in the second half of 2010 after a successful submission of the registration statement.

Liquidity & Capital Resources

At March 31, 2010, we had cash of $2,180, working capital of $(32,156), an accumulated deficit of $(30,736) and shareholder equity of $(30,386).

For the three months ended March 31, 2010, net cash provided by operating activities was $11,030 primarily due to our income of $1,020 and an increase in our accounts payables and accruals in the amount of $9,637. During the three months ended March 31, 2010, we used cash in financing activities, in the amount of $9,330, for net payments on our loan from shareholder.

For the quarter ending March 31, 2009, net cash provided by operating activities was $2,390, primarily due to our net loss of $845, partially offset by increases in account payable in the amount of $2,875. During the three months ended March 31, 2009, we used cash in financing activities, in the amount of $3,247, for net payments on our loan from shareholder

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At December 31, 2009, we had cash of $480, working capital of $(33,549), an accumulated deficit of $(31,756) and shareholder equity of $(31,406).

For the year ended December 31, 2009, net cash provided by operating activities was $1,471 primarily due to our loss of $14,741, offset by the recorded impairment loss in the amount of $10,000 and an increase in our accounts payables and accruals in the amount of $4,775. During the year ended December 31, 2009, we used cash in financing activities, in the amount of $2,807, for net payments on our loan from shareholder.

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current debt obligations and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from operations and raising additional funds from the private sources and/or debt financing.  However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability. See “Note 1 – Going Concern” in our financial statements for additional information as to the possibility that we may not be able to continue as a “going concern.”

The commercial real estate development market trend has shown a steady increase in both the number of companies developing and building as well as a decrease in market activity.

Our internal liquidity is provided by our operations.  The Company is dependent on additional funding to continue business.  The Company will seek capital investment, through private placement of its common stock or through debt arrangement.  The Company has historically received temporary debt arrangements from its majority shareholder to bridge temporary cash needs, however the majority shareholder has no obligation to continue this arrangement.

While the capital resources of the company are limited from a cash perspective, the credit of the officers and directors for guaranteeing any loan necessary is extremely strong.  The company has not established any lines of credit with any banks, however it will consider doing so to fund operations until significant capital is obtained.  In the event a supplier or lender requires additional credit to obtain equipment or other business supplies, our officers and directors are willing to extend their credit to accomplish the purchase.

During the 2007 year, Management and the Board of Directors decided to implement actions previously discussed in order to further facilitate the Company’s growth and expansion.  Pursuant to the Company’s Board of Directors authorization of the sale of shares of the Company’s stock at $1.00 per share to a maximum of sixty (60) family and close friends of the Company’s officers and directors in order to gain additional funding and involvement for the Company’s expansion, the Company continued to seek to bring in friends and family as additional shareholders/investors in the Company in order to assist in funding the Company’s endeavors.  As of April 30, 2007, the Company had sold 49 share subscriptions of its common stock pursuant to this authorization.  On September 30, 2007 the Company completed a forward stock split of 1000:1 for all shareholders of record.  During 2006, the Company’s management and Board discussed and decided that, while the expansion of its business provides the benefits of diversification and support along with additional revenue streams, it was still not providing sufficient cash flows to facilitate the Company’s principal objective of expanding.  Accordingly, the Company’s Board and management decided to undertake the filing of an S-1 Registration Statement with the Securities and Exchange Commission to register the current issued and outstanding shares.  The Board and management additionally decided to target a private placement offering to provide sufficient cash resources for the acquisition of office space, employees and equipment necessary to expand operations and provide sufficient working capital to fund operations and marketing.  Prior to offering any shares in a private placement the company will file a Form D with the Securities and Exchange Commission as well as register its offering in those states where shares will be sold and that require such state registration.

Although no assurances can be made, we believe that our expenses will increase proportionately to revenues during the fiscal year ending December 31, 2010.

Plan of Operation

Since we are not offering shares for sale in a primary offering, it is the intention of RJS to raise additional capital through private sources or debt financing.  In the event we do a private placement of our shares, we will file a Form D with the Commission as well as register our offering in those states that require such registration.  The following is a breakdown of how we will use any proceeds raised through a private placement or debt financing.

In the event we raise only a nominal amount from the sale of our securities in a private placement or debt financing, $250,000 or less, we will use the proceeds to pay for printing, for any legal and accounting costs that may exist, rent, office supplies, and other expenses, and to pay secured creditors if any there may be.  Any remaining funds will be used towards implementation of our expansion of operations.

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We expect to use all of the net proceeds for general corporate purposes, including the costs of this registration, land purchases real estate development, and working capital.  The amounts we actually expend for working capital and other purposes may vary and will depend on a number of factors including, but not limited to, the actual net proceeds received, the amount of our future revenues and other factors described under “Risk Factors.”  Accordingly, our management will retain broad discretion in the allocation of the net proceeds.  A portion of the net proceeds may also be used to purchase complimentary businesses assets or technologies.  We have no current plans or agreements or commitments with respect to any of these transactions and we are not currently engaged in any negotiations with respect to any of these transactions.  Management’s allocation of proceeds may change in the event competing developers realize that we are expanding our operations and they may try to prevent us from trying to gain additional clients by implementing expansion strategies of their own on a competing basis.  This would necessitate management allocating funds for additional sales and advertising creating a more long term approach.  Quick expansion requires additional personnel, insurance, payroll taxes, and normal operating expenses that must be increased.  In this scenario, less money would be spent on marketing.  Conversely, if it takes more time anticipated to gain additional customers, more money would be spent on marketing and advertising and less on additional personnel.  Expansion of sales and marketing activities, strategic alliances or joint ventures, and corporate partnering arrangements will be considered as alternatives at management’s discretion.  Potential strategic alliances and joint ventures have been determined to be those in the commercial real estate development industry.  Management understands its fiduciary responsibility to its shareholders and as a part of any future business strategy it will consider roll-ups, joint ventures, strategic alliances, acquisitions and mergers to increase shareholder value.

Upon registration with the U.S. Securities Exchange Commission, 18,375,000 of our outstanding shares of common stock will be eligible for resale under the Securities Act.  We will not realize any proceeds from any actual resale of the shares sold by the selling security holders.

Dilution

While there will be no dilution to existing shareholders from the resale offering, dilution may occur in the event we chose to raise capital through a private offering or debt financing.

The issuance of further shares and the eligibility of further issued shares for resale will dilute our common stock and may lower the price of our common stock.  If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale.  We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

In the future, we may issue additional shares, options and warrants ad we may grant stock options to our officers, employees, directors, and consultants under a stock option plan, all of which may further dilute our net tangible book value.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

On September 12, 2006 we engaged Randall N. Drake, C.P.A., P.A. as our independent auditor.  He is our first auditor and we have had no disagreements with Drake on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, in connection with its reports.  On June 25, 2009, Randall N. Drake, C.P.A., P.A. was dismissed as the Company independent certified public accountant. Drake’s reports on the financial statements for years ended 2008 and 2007 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles except that each report included an opinion that expressed substantial doubt at to the Company’s ability to continue as a going concern.  The decision to change accountants was approved by the Board of Directors of the Company.  There have not been any disagreements with Drake on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the years ended 2008 and 2007 and any subsequent interim period preceding Drake’s dismissal. Attached as an exhibit to this registration statement is a letter from Mr. Drake acknowledging his concurrence with the above representations.

On November 10, 2009, the Company retained Peter Messineo, CPA as its independent certified public accountant.  Mr. Messineo has provided audited financials for RJS Development, Inc. for December 31, 2009. The date of the report for these audited financials is April 20, 2010.  Since the engagement of Mr. Messineo and for the period ended December 31, 2009, we have not had any disagreements with him on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or

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procedure, in connection with his reports. Mr. Messineo’s report on the financial statements for year end 2009 does not contain an adverse opinion or a disclaimer of opinion, and is not qualified or modified as to uncertainty, audit scope, or accounting principles except that the report includes an opinion that expressed substantial doubt at to the Company’s ability to continue as a going concern.

Directors and Executive Officers

The names and ages of our directors and executive officers are set forth below.  Our By-Laws provide for not less than one and not more than fifteen directors.  All directors are elected annually by the stockholders to serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified.

Table 3.0 Directors and Executive Officers

Name	Age	Position
Joe Tyszko	40	President, Secretary and Chairman of the Board of Directors (1)
Valerie Tyszko	38	Director

(1)

This is the first Directorship of a reporting company held by Mr. Tyszko and he will serve as a director until the next annual shareholder meeting.

(2)

This is the first Directorship of a reporting company held by Mrs. Tyszko and she will serve as a director until the next annual shareholder meeting.

Background of Executive Officers and Director

Mr. Tyszko has been a director for our company since its inception. Originally from Dunkirk, New York, Joe Tyszko attended college at Clarion University in Pennsylvania.  Graduating Magna Cum Laude, he went to work for Ernst & Young, a “Big 6” public accounting firm (at the time) in Pittsburgh, PA from 1991 until 1993.  He moved to Saint Petersburg, Florida in 1993 and started his real estate career with a full service development company named Paragon Group.  Mr. Tyszko did management, accounting and retail leasing for Paragon during his first year earning “Employee of the Year”.  After two years at Paragon, he moved to a smaller firm, Merin Summa Codmin, which focused on leasing a variety of shopping centers throughout west central Florida.  During the next two years, Mr.  Tyszko became experienced in the retail leasing business through a variety of projects in different markets throughout West Central Florida.

Mr. Tyszko was then recruited by Trammel Crow, a major development and leasing company.  Mr. Tyszko was responsible for leasing over one million square feet of retail properties owned and managed by Trammel Crow.  Mr. Tyszko gained extensive experience in this endeavor by reporting to major clients like GE Capital, Aetna Insurance Company, GE Investments and other public and private equity firms.

Mr. Tyszko then became self-employed with the incorporation of RJS Development, Inc. after compiling excellent experience while working for these three commercial real estate companies.  From that point on, he was involved in over two dozen developments ranging from acquisition and dispositions of tracts of land and to national, regional and local tenants, to building or selling over twenty (20) retail and office developments.  Since 2001, Mr. Tyszko’s primary core business has been retail developments which are his primary expertise but he has also developed or sold office and industrial facilities. Mr. Tyszko does not perform any duties for JVT Development, Inc., which Mr. Tyszko owns, and which is now a dormant company.

Valerie Tyszko has served as our Treasurer and as a Director since 2006.  Originally from Montreal, Canada, Mrs. Tyszko relocated to Florida in August 1992.  She began her career in real estate while working for Archstone Communities from 1994 to 2000.  Archstone Communities is an apartment company that both owns and manages upscale luxury apartment communities across the United States and Europe.  Mrs. Tyszko held two positions while with Archstone Communities in both the corporate office as well as a property manager affording her both the experience and knowledge regarding the day-to-day operations of residential commercial real estate.

She then joined AG Armstrong Development, LLC in 2000 until 2003 as a commercial leasing agent after spearheading the design and development of its first apartment community, Tall Timbers.  As a leasing agent, she was directly responsible for the lease up of newly constructed Publix supermarket anchored shopping centers.

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Mrs. Tyszko joined RJ King & Associates Commercial Real Estate Company, a full service brokerage firm, from 2003 to 2006, where she represented developers and owners in transactions such as leasing, sales and property management.

Upon joining RJS Development, Inc. she resigned her position at RJ King & Associates in order to assist her husband Joe Tyszko and their company with the marketing and development of numerous shopping centers.  As Vice President, she is responsible for not only site acquisitions, marketing and leasing of RJS Development projects, but also for the corporate administration of the company which includes, but is not limited to, human resources, marketing, office management and licensure compliance.

Executive Compensation

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer, and the  executive officers who served at the end of the fiscal years December 31, 2009 and 2008,  for services rendered in all capacities to us.  The listed individuals shall hereinafter be referred to as the “Named Executive Officers.”  Currently, we have no employment agreements with any of our Directors or Officers.  All of our directors are unpaid.  Compensation for the future will be determined when and if additional funding is obtained.

Table 4.0 Summary Compensation

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
				Other
				Annual	Restricted	Securities	LTIP	All Other
		Salary	Bonus	Compen-	Stock	Underlying	Payouts	Compensa-
Name and principal position	Year	($)	($)	sation ($)	Award(s) $	Options/SARS	($)	tion ($)
Joe Tyszko (1), President,	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Secretary and Chairman of the
Board of Directors	2008	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Valerie Tyszko (2),	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Treasurer/Director	2008	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)

There is no employment contract with Mr. Tyszko at this time.  Nor are there any agreements for compensation in the future.  A salary and stock options and/or warrants program may be developed in the future.

(2)

There is no employment contract with Valerie Tyszko at this time.  Nor are there any agreements for compensation in the future.  A salary and stock options and/or warrants program may be developed in the future.

Compensation Committee Interlocks and Insider Participation

Currently, our Board of Directors consists of Mr. Joe Tyszko, and Valerie Tyszko.  We are not actively seeking additional board members at this time.  At present, the Board of Directors has not established any committees.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information concerning the beneficial ownership of shares of our common stock with respect to stockholders who were known by us to be beneficial owners of more than 5% of our common stock as of April 20, 2010, and our officers and directors, individually and as a group.  Unless otherwise indicated, the beneficial owner has sole voting and investment power with respect to such shares of common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”) and generally includes voting or investment power with respect to securities.  In accordance with the SEC rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees, if applicable.  Subject to community property laws, where applicable, the persons or entities named in Table 5.0 (See “Selling Security Holders”) have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

Table 5.0 Beneficial Ownership

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Amount and Nature of Beneficial Ownership Percent of Class (1)(2)
Title of Class	Name and Address of Beneficial Owner	Before Offering	After Offering	Before Offering	After Offering
Common Stock	Joe Tyszko (1) 200 Miramar Blvd. NE St. Petersburg, FL 33704	20,300,000	16,625,000	58%	47.5%
Common Stock	Valerie Tyszko (3) 200 Miramar Blvd. NE St. Petersburg, FL 33704	20,300,000	16,625,000	58%	47.5%
Common Stock	All Executive Officers and Directors as a Group (1)	20,300,000	16,625,000	58%	47.5%

(1) The percentages are based on a Before-Offering total of 35,000,000 shares of common stock issued and outstanding as of the date of this prospectus and assumes all of the 18,375,000 shares of our selling security holders’ shares will be sold.

(2) All of the figures presented in table 5.0 above have given retroactive effect to the stock split that occurred September 30, 2007.

(3) The shares represented by the beneficial ownership of Valerie Tyszko are individually owned by her husband, Joe Tyszko.

Transactions With Related Persons, Promoters and Certain Control Persons

To the best of our knowledge there are no transactions involving any director, executive officer, or any security holder who is a beneficial owner or any member of the immediate family of the officers and directors, or any related persons or promoters.

Director Independence

We do not presently have any independent directors.  We consider independent directors to be individuals who are not employed by the Company in any capacity and who do not have any equity ownership interest in the Company.  Our Board of Directors is comprised of our President, Joe Tyszko and his wife, Valerie Tyszko who also serves as our Treasurer.  We intend to seek independent directors for our board of directors when the real estate market conditions improve and we are able to provide compensation for our board of director members.

Item 12A. Disclosure of Commission Position on Indemnification for Securities Act Liabilities.

Our Articles of Incorporation do include a provision under Article X, to permit us to indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as appropriate and to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

Our By-Laws, Article X, Section 3, do permit up to indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as appropriate and to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of RJS Development, Inc. pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is unenforceable.

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Peter Messineo Certified Public Accountant 1982 Otter Way Palm Harbor FL 34685 peter@cpa-ezxl.com T 727.421.6268 F 727.674.0511

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of RJS Development, Inc.:

I have reviewed the accompanying balance sheet of RJS Development, Inc. as of March 31, 2010, the related statements of operations for the three month period ended March 31, 2010 and the statement of cash flows for the three month period ended March 31, 2010. These financial statements are the responsibility of the Company’s management.

I conducted my review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring net losses, resulting in negative cash flows and negative working capital.   There are limited financial assets in which to satisfy any future cash requirements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Peter Messineo, CPA
Peter Messineo, CPA
Palm Harbor, Florida

June 7, 2010

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RJS Development, Inc. Balance Sheet

	March 31,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Assets
Current assets
Cash	$2,180	$480
Total current assets	2,180	480

Property & equipment, net of accumulated
depreciation of $2,249 and $0, respectively	1,770	2,143

Total Assets	$3,950	$2,623

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable and accrued expenses	$15,362	$11,275
Loan from shareholder	18,974	22,754
Total current liabilities	34,336	34,029

Total liabilities	34,336	34,029

Stockholders' Equity
Common Stock, $.01 par value, 75,000,000 shares authorized; 35,000,000 and 35,000,000 shares issued and outstanding, respectively	350,000	350,000
Additional paid-in capital	(349,650)	(349,650)
Accumulated Deficit	(30,736)	(31,756)
Total stockholders' equity	(30,386)	(31,406)

Total Liabilities and Stockholders' Equity	$3,950	$2,623

The accompanying notes are an integral part of these financial statements.

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RJS Development, Inc. Statement of Operations Three Months ended March 31, 2010 and 2009

	2010	2009

Revenues	$11,650	$2,584

Operating expenses:
General & administration	219	194
Selling expenses	400	-
Professional fees	8,288	2,000
Rents	1,350	875
Depreciation	373	360-
Total operating expenses	10,630	3,429

Net income (loss)	$1,020	$(845)

Earnings (loss) per share, primary and dilutive	$(0.00)	$(0.00)

Weighted average shares outstanding
primary and dilutive	35,000,000	35,000,000

The accompanying notes are an integral part of these financial statements.

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RJS Development, Inc. Statement of Cash Flows For the Three Months Ended March 31, 2010 and 2009

	2010	2009

Cash Flows from Operating Activities:
Net income (loss)	$1,020	$(845)
Adjustment to reconcile Net income to Net
Cash (Used in) Provided by operations:
Depreciation	373	360
Changes in assets and liabilities:
Accounts payable and accrued expenses	9,638	2,875
Net Cash Provided by Operating Activities	11,030	2,390

Cash Flows from Financing Activities:
Repayment on stockholder loans	(9,330)	(3,247)
Net Cash Used in Financing Activities	(9,330)	(3,247)

Net increase (decrease) in Cash	1,700	(857)

Cash at beginning of period	480	1,816

Cash at end of period	$2,180	$959

Supplemental cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

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RJS Development, Inc.

Notes to Financial Statements

March 31, 2010

(unaudited)

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Operations

The Company was incorporated May 27, 2003 in the State of Florida.  The Company is in the business of providing development services in the real estate industry.

Basis for Presentation

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair statement of (a) the result of operations for the three months ended March 31, 2010 and 2009; (b) the financial position at March 31, 2010 and 2009, and (c) cash flows for the three months ended March 31, 2010 and 2009, has been made.

The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America. These principals require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are reasonable and have been discussed with the Board of Directors; however, actual results could differ from those estimates.

Going Concern

These financial statements have been prepared on a going concern basis.  At March 31, 2010, the Company has a working capital deficiency of $32,156, and has accumulated deficit of $30,736 since inception.  Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with any certainty at this time. These factors raise substantial doubt that the company will be able to continue as a going concern.  The Company to date has funded its initial operations through the issuance of shares of capital stock and loans from director in the amount of $18,974.  Management plans to continue to provide for its capital needs by the issuance of common stock and related party advances.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the corporation to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Fair Value Instruments

The Company’s balance sheets include the following financial instruments: cash, receivable from affiliate, accounts payable and loan from stockholder. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying value of the loan from stockholder approximates fair value based on short term and revolving nature of the advances.

Cash and Cash Equivalents

The majority of cash is maintained with a major financial institution in the United States. Deposits with this bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed on demand and, therefore, bear minimal risk. The Company considers all highly liquid investments purchased with an original maturity of six months or less to be cash equivalents. At March 31, 2010 and December 31, 2009, there were no cash equivalents.

Fixed Assets

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful live of the asset, which is 5-7 years. Major expenditures that extend the useful lives of property and equipment are capitalized.  Expenditures

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for maintenance and repairs are charged to expense as incurred.  The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or the unamortized balance is warranted. Based upon its most recent analysis, the Company believes that no impairment of equipment existed at March 31, 2010 or December 31, 2009.

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets. The Company did not recognize any impairment losses for any periods presented.

FASB Codification Topic 810 addresses the consolidation of entities to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This interpretation focuses on controlling financial interests that may be achieved through arrangements that do not involve voting interest. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is generally required to consolidate assets, liabilities and non-controlling interests at fair value (or at historical cost if the entity is a related party) and subsequently account for the variable interest as if it were consolidated based on a majority voting interest. The Company has not identified any entity that it is a primary beneficiary; therefore no consolidation is required.

Revenue Recognition

The Company generates revenue through a variety of development services.  The Company recognizes its revenue on the accrual basis which considers revenue to be earned when the services have been performed.  Management fee revenue is recorded monthly over the term of the contract.  Leasing revenues are recorded on a straight-line basis over the length of the initial leasing term.

Concentration of Credit Risk

All revenue recognized in the three months ended March 31, 2009 was generated from services performed for one location.  During the first quarter of 2010, the company acquired another management contract.

Advertising

The costs of advertising are expensed as incurred.  Advertising expense was $400 and $0, respectively, for the three month periods ended March 31, 2010 and 2009.  Advertising expenses are included in the Company’s selling expenses.

Income Taxes

Prior to April 30, 2007, the Company reported its earnings under the S-Corporation election and thereby all taxable income is passed-thru to the sole shareholder and is taxed at the shareholder’s ordinary tax rate.

On April 30, 2007 the Company issued stock to a corporation thereby automatically terminating the S-Corporation election.  As a result, earnings are taxed to the corporation when earned and are no longer passed through directly to the shareholders.  In addition, earnings will be taxed at the corporate tax rate which varies on a graduated basis between 15% and 35%.

The Company accounts for income taxes under FASB Codification Topic 740 (previously SFAS No. 109, “Accounting for Income Taxes,”) which requires use of the liability method.  Topic 740 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purpose, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.  A valuation allowance may be applied against the net deferred tax due to the uncertainty of its ultimate realization.

Earnings Per Share

The Company follows FASB Codification Topic 260.  Basic earnings (loss) per share calculations are determined by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share calculations are determined by dividing net income (loss) by the weighted average number of shares. There are no share equivalents and, thus, anti-dilution issues are not applicable.

Subsequent Events

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These interim condensed financial statements were approved by management and were issued on June 1, 2010. Subsequent events have been evaluated through this date.

NOTE 2 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

We have reviewed accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported in 2010. We believe that there are no new or impending standards that may have an impact on our future filings.  The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

NOTE 3 –  PROPERTY AND EQUIPMENT

Property and equipment consists of:

	March 31, 2010	December 31, 2009
Equipment	$3,991	$3,991
Furniture	4,482	4,482
	8,473	8,473
Less accumulated depreciation	6,703	6,330
Property and equipment, net	$1,770	$2,143

Depreciation of equipment was $373, and $360 for the three months ended March 31, 2010 and 2009, respectively.

NOTE 4 – RELATED PARTY

Loans from Shareholder

The majority owner has and anticipates it to be necessary to advance cash to the Company, based on cash requirements.  The amounts due to the majority shareholder were $18,974 and $22,754 as of March 31, 2010 and December 31, 2009, respectively.  These cash advances are considered temporary in nature.  There are no repayment terms and currently are not interest bearing.

Rent Expense

The Company reports rent expense based on the square footage of the facilities that it uses for operations.

For part of 2009 the Company used facilities leased by JVT Development, Inc., a related party.  The rental agreement was on a month-to-month basis.  Due to the dissolution of JVT Development, the Company has leased space as needed from the shareholder at $450 per month.  The use of the facility is expected to be temporary in nature and lease terms are month to month.  The Company recognized rent expense of $1,350 and $875 for the three month periods ended March 31, 2010 and 2009, respectively.

The amounts and terms of the above transactions may not necessarily be indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent third parties.

NOTE 5 – CAPITAL STOCK AND FORWARD STOCK SPLIT

In January 2007, the Company’s sole shareholder purchased an additional 10,300 shares of capital stock at a par value of $.01.

In April 2007, the Company received 49 executed stock subscription agreements for the additional purchase of stock in the Company at $.01 per share.  After the sale of stock there were 20,300 majority owned shares and 14,700 minority owned shares outstanding.

On September 30, 2007, the Company ratified and authorized a 1,000:1 forward stock split that resulted in 35,000,000 outstanding shares of stock, as detailed below:

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NOTE 6 – CONTINGENCIES

From time to time the Company may be a party to litigation matters involving claims against the Company.  Management believes that there are no current matters that would have a material effect on the Company’s financial position or results of operations.

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of RJS Development, Inc.

I have audited the balance sheets of RJS Development, Inc. as of December 31, 2009 and the related statements of operations, changes in stockholders’ deficit, and cash flows for the year then ended. These financial statements were the responsibility of the Company’s management.  My responsibility was to express an opinion on these financial statements based on our audits.  The financial statements of RJS Development, Inc., as of December 31, 2008, were audited by other auditors, whose report dated April 27, 2009, expressed an unqualified opinion on those financial statements with explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern. My opinion on the statement of operations, changes in stockholders' deficit and cash flows for the year ended December 31, 2008 insofar as it relates to amounts for the periods through December 31, 2008 is based solely on the report of other auditors.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements were free of material misstatement.  The Company was not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting.  My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, I express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements, referred to above, present fairly, in all material respects, the financial position of RJS Development, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has incurred recurring losses and has used significant cash in support of its operating activities.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Further information and management’s plans in regard to this uncertainty were also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/: Peter Messineo

Peter Messineo, CPA

Palm Harbor, Florida

April 26, 2010

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RANDALL N. DRAKE, CPA, P.A.

1981 Promenade Way

Clearwater, Florida 33760

(727) 536-4863

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of RJS Development, Inc.

We have audited the accompanying balance sheet of RJS Development, Inc. as of December 31, 2008, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of RJS Development, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in footnote 1 to the financial statements, the Company has incurred operating losses and negative cash flows which raise substantial doubt about its ability to continue as a going concern.   Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Randall N. Drake, CPA, PA

Clearwater, Florida

April 27, 2009

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RJS Development, Inc. Balance Sheet At December 31, 2009 and 2008

	2009	2008

Assets
Current assets
Cash	$480	$1,816
Receivable from affiliate	-	10,000
Total current assets	480	11,816

Property & equipment, net of accumulated
depreciation of $4,893 and $3,455, respectively	2,143	3,580

Total Assets	$2,623	$15,396

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable and accrued expenses	$11,275	$6,500
Loan from Shareholder	22,754	25,561
Total current liabilities	34,029	32,061

Stockholders' Equity
Common Stock, $.01 par value, 75,000,000 shares authorized; 35,000,000 and 35,000,000 shares issued and outstanding, respectively	350,000	350,000
Additional paid-in capital	(349,650)	(349,650)
Accumulated Deficit	(31,756)	(17,015)
Total stockholders' equity	(31,406)	(16,665)

Total Liabilities and Stockholders' Equity	$2,623	$15,396

See accompanying audit report and notes to the financial statements.

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RJS Development, Inc. Statement of Operations For the Years Ended December 31, 2009 and 2008

	2009	2008

Revenues	$9,414	$5,824

Operating expenses:
General and administrative	513	1,154
Professional expenses	8,230	10,835
Rent	3,975	3,500
Impairment loss	10,000	-
Depreciation	1,437	1,438
Total operating expenses	24,155	16,927

Net loss	$(14,741)	$(11,103)

Loss per share, primary and dilutive	$(0.00)	$(0.00)

Weighted average shares outstanding
primary and dilutive	35,000,000	35,000,000

See accompanying audit report and notes to the financial statements.

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RJS Development, Inc. Statement of Stockholders' Equity

	Common		Additional Paid in	Accum-ulated	Stock Holders'
	shares	$.01 par	Capital	Deficit	Equity

Balance January 1, 2008	35,000,000	$350,000	$(349,650)	$(5,912)	$(5,562)

Net Loss				(11,103)	(11,103)

Balance December 31, 2008	35,000,000	350,000	(349,650)	(17,015)	(16,665)

Net loss				(14,741)	(14,741)

Balance December 31, 2009	35,000,000	$350,000	$(349,650)	$(31,756)	$(31,406)

See accompanying audit report and notes to the financial statements.

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RJS Development, Inc. Statement of Cash Flows For the Years Ended December 31, 2009 and 2008

	2009	2008

Cash Flows from Operating Activities:
Net loss	$(14,741)	$(11,103)
Adjustment to reconcile Net loss to net
cash (Used in) Provided by operations:
Impairment loss	10,000
Depreciation	1,437	1,438
Changes in assets and liabilities:
Accounts payable and accrued expenses	4,775	2,250
Net Cash (Used in) Provided by Operating Activities	1,471	(7,415)

Cash Flows from Financing Activities:
Net repayment of loans from shareholders	(2,807)	(8,101)
Net Cash (Used in) Provided by Financing Activities	(2,807)	(8,101)

Net decrease in Cash	(1,336)	(15,516)

Cash at beginning of period	1,816	17,332

Cash at end of period	$480	$1,816

Supplemental cash flow information:
Interest paid	$-	$-

See accompanying audit report and notes to the financial statements.

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RJS Development, Inc.

Notes to Financial Statements

December 31, 2009

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Operations

The Company was incorporated May 27, 2003 in the State of Florida.  The Company is in the business of providing development services in the real estate industry.  For the years ended December 31, 2009 and 2008, the Company operated in the Tampa Bay area on the West Coast of Florida.

Basis for Presentation

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair statement of the financial position at December 31, 2009 and 2008, the result of operations and cash flows for the years then ended have been made.

The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America.  These principals require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Management believes that these estimates are reasonable and have been discussed with the Board of Directors; however, actual results could differ from those estimates.

Going Concern

These financial statements have been prepared on a going concern basis.  The Company had a working capital deficiency of $33,549 at December 31, 2009, and had an accumulated deficit of $31,756 since inception.  Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time.  These factors raise substantial doubt that the company will be able to continue as a going concern.  The Company to date has funded its initial operations through the issuance of shares of capital stock and loans from director in the amount of $22,754.  Management plans to continue to provide for its capital needs by the issuance of common stock and related party advances.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Fair Value Instruments

Effective January 1, 2008, the Company adopted FASB ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company’s balance sheets include the following financial instruments: cash, receivable from affiliate, accounts payable and loan from stockholder.  The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.  The carrying value of the loan from stockholder approximates fair value due an expected short time frame and revolving nature of the loan.

Cash and Cash Equivalents

The majority of cash is maintained with a major financial institution in the United States.  At times during the year deposits with this bank may exceed the amount of insurance provided on such deposits.  Generally, these deposits may be redeemed on demand and, therefore, bear minimal risk.  The Company considers all highly liquid investments purchased with an original maturity of six months or less to be cash equivalents.  At December 31, 2009, there were no cash equivalents.

Fixed Assets

Furniture and equipment are stated at cost.  Depreciation is computed using the straight-line method over the estimated useful live of the asset, which is 5-7 years.  Major expenditures that extend the useful lives of property and equipment are capitalized.  Expenditures for maintenance and repairs are charged to expense as incurred.  The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation

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and amortization period or the unamortized balance is warranted.  Based upon its most recent analysis, the Company believes that no impairment of equipment existed at December 31, 2009.

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable.  When required impairment losses on assets to be held and used are recognized based on the fair value of the asset.  The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required.  If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset.  When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets.  The Company did not recognize any impairment losses for any periods presented.

Related Party

JVT Development, Inc.  (“JVT”), an inactive corporation, is owned 100% by the majority shareholder of the Company.  It was the intentions of management that JVT Development, Inc. was to be responsible for real estate project implementation whereas the Company is responsible for design, development and logistics associated with real estate development.  The common management of RJS and JVT are considering winding down JVT, whereby all activities will be controlled by RJS.   At such time that the Company commences on new projects the Company will examine if the nature of, if any, activity with JVT and determine if there is a beneficial relationship with JVT that would require consolidation of the entities.

FASB Codification Topic 810 (previously FIN No. 46R, “Consolidation of Variable Interest Entities”), addresses the consolidation of entities to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  This interpretation focuses on controlling financial interests that may be achieved through arrangements that do not involve voting interest.  If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary.  The primary beneficiary is generally required to consolidate assets, liabilities and non-controlling interests at fair value (or at historical cost if the entity is a related party) and subsequently account for the variable interest as if it were consolidated based on a majority voting interest.  The Company has not identified any entity that it is a primary beneficiary; therefore no consolidation is required.

Revenue Recognition

The Company generates revenue through a variety of development services.  The Company recognizes its revenue on the accrual basis which considers revenue to be earned when the services have been performed.  Management fee revenue is recorded monthly over the term of the contract.  Leasing revenues are recorded on a straight-line basis over the length of the initial leasing term.

Concentration of Credit Risk

All revenue recognized in 2009 and 2008 was generated from services performed for a sole client.

Advertising

The costs of advertising are expensed as incurred.  Advertising expense was $0, and $0 for the years ended December 31, 2009 and 2008, respectively.  Advertising expenses are included in the Company’s selling expenses.

Income Taxes

Prior to April 30, 2007, the Company reported its earnings under the S-Corporation election and thereby all taxable income was passed-thru to the sole shareholder and is taxed at the shareholder’s ordinary tax rate.

On April 30, 2007 the Company issued stock to a corporation thereby automatically terminating the S-Corporation election.  As a result, earnings are taxed to the corporation when earned and are no longer passed through directly to the shareholders.  In addition, earnings will be taxed at the corporate tax rate which varies on a graduated basis between 15% and 35%.

The Company accounts for income taxes under FASB Codification Topic 740 which requires use of the liability method.  Topic 740 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purpose, referred to as temporary differences.  Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.  A valuation allowance may be applied against the net deferred tax due to the uncertainty of its ultimate realization.

Earnings Per Share

Basic earnings (loss) per share calculations are determined by dividing net income (loss) by the weighted average number of shares outstanding during the year.  Diluted earnings (loss) per share calculations are determined by dividing net income (loss) by the weighted average number of shares and share equivalents at the end of each period.  There were no share equivalents at either December 31, 2009 or 2008 and, therefore, anti-dilution issues are not applicable.

Subsequent Events

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In May 2009, the FASB issued ASC Topic 855: Subsequent Events (“ASC855”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. For purposes of determining whether a post-balance sheet event should be evaluated to determine whether it has an effect on the financial statements for the year ended December 31, 2009, subsequent events were evaluated by the Company as of April 26, 2010, the date on which the financial statements at and for the year ended December 31, 2009, were available to be issued.

NOTE 2 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

We have reviewed all recently released accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. We believe that the following impending standards may have an impact on our future filings.  The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

In June 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-01, Topic 105 — Generally Accepted Accounting Principles — amendments based on Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This ASU amends the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.  The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place.  The Codification is effective for interim and annual periods ending after September 15, 2009, and as of the effective date, all existing accounting standard documents will be superseded.  The Codification was effective for us in the third quarter of 2009, and accordingly, our Quarterly Report on Form 10-Q for the quarter ending September 30, 2009 and all subsequent public filings will reference the Codification as the sole source of authoritative literature.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. This Accounting Standards Update amends Subtopic 820-10, Fair Value Measurements and Disclosures - Overall, to provide guidance on the fair value measurement of liabilities.  The adoption of ASU 2009-05 is not expected to have a material impact on our condensed financial statements.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-08, Earnings Per Share Amendments to Section 260-10-S99.  This Codification Update represents technical corrections to Topic 260-10-S99, Earnings per Share, based on EITF Topic D-53, Computation of Earnings Per Share for a Period that Includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock and EITF Topic D-42, The Effect of the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.  The adoption of ASU 2009-08 will not have material impact on our condensed financial statements.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-09, Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees.  This Accounting Standards Update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee.  Section 323-10-S99-4 was originally entered into the Codification incorrectly.  The adoption of ASU 2009-09 will not have material impact on our condensed financial statements.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-12, Fair Value Measurements and Disclosures (Topic 820), Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent).  This Accounting Standards Update amends Subtopic 820-10, Fair Value Measurements and Disclosures Overall, to provide guidance on the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent).  The adoption of ASU 2009-12 will not have material impact on our condensed financial statements.

In November 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-15, Accounting for Own Share Lending arrangements in Contemplation of Convertible Debt Issuance or Other Financing.  This Accounting Standards Update amends certain provisions in Topic 470 to include own-share lending arrangements.  The adoption of ASU 2009-15 will not have material impact on our condensed financial statements.

In November 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-17, Improvements to Financial reporting by Enterprises Involved with Variable Interest Entities, (Topic 810), Consolidation of Variable Interest Entities.  This Accounting Standards Update clarifies the application of the topic to certain legal entities in which investors do not have sufficient equity at risk.  The adoption of ASU 2009-17 will not have material impact on our condensed financial statements.

NOTE 3 –  PROPERTY AND EQUIPMENT

Property and equipment consists of:

	2009	2008
Equipment	$3,991	$3,991

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Furniture	4,482	4,482
	8,473	8,473
Less accumulated depreciation	6,330	4,893
Property and equipment, net	$2,143	$3,580

Depreciation of equipment was $1,437 and $1,438 for the years ended December 31, 2009 and 2008, respectively.

NOTE 4 – RELATED PARTY

Receivable from Affiliate

During 2009, the Company determined that a receivable for advances made to an affiliate, JVT Development was not collectable, due a wind-down of the affiliate.  The amount represented an advance of funds.  The receivable was non-interest bearing and receivable on demand.  The Company recognized an impairment loss in the amount of $10,000 for 2009, as the amount is deemed to be uncollectible.  The amount receivable from the affiliate was $0 and $10,000, respectively for the years ended December 31, 2009 and 2008.

Loans from Shareholder

The majority owner has and anticipates it to be necessary to advance cash to the Company, based on cash requirements.  The amounts due to the majority shareholder were $22,754 and $25,561 as of December 31, 2009 and 2008, respectively.  These cash advances are considered temporary in nature.  There are no repayment terms and currently are not interest bearing.

Rent Expense

The Company reports rent expense based on the square footage of the facilities that it uses for operations.  During part of 2009 and all of 2008, the Company used facilities leased by JVT Development, Inc., a related party.  The rental agreement was on a month-to-month basis.  Due to the dissolution of JVT Development, the Company has leased space as needed from a business associate.  The use of the facility is expected to be temporary in nature and lease terms are month to month.  The Company recognized rent expense of $3,975 and $3,500 for the years ended December 31, 2009 and 2008, respectively.

The amounts and terms of the above transactions may not necessarily be indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent third parties.

NOTE 5 – INCOME TAXES

The provision for federal and state income taxes for the years ended December 31 is as follows:

	2009	2008
Income tax provision (benefit) at statutory rate	$ (5,000)	$ (3,800)
State income tax expense (benefit), net of federal benefit	(500)	(400)
Subtotal	(5,500)	(4,200)
Less reserve for allowance	5,500	4,200
Deferred Tax Asset	$ -	$ -

Net deferred tax assets and liabilities were comprised of the following:
Net Operating Losses	$ (9,600)	$ (4,100)
Less reserve for allowance	9,600	4,100
Deferred Tax Asset	$ -	$ -

The Company has recorded a 100% valuation allowance against the net deferred tax asset at December 31, 2009 and 2008 due to the uncertainty of its ultimate realization.  Accordingly, the Company has established a valuation allowance for the full amount of the deferred tax assets.  As time passes, management will be able to better assess the amount of tax benefit it will realize from using the net deferred tax asset resulting from the loss carry forwards. At December 31, 2009, the Company has available unused federal net operating losses of approximately $30,000 that may be used against future taxable income and if not utilized, will expire beginning in the year 2027.

NOTE 6 – CAPITAL STOCK AND FORWARD STOCK SPLIT

In January 2007, the Company’s sole shareholder purchased an additional 10,300 shares of capital stock at a par value of $.01.

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In April 2007, the Company received 49 executed stock subscription agreements for the additional purchase of stock in the Company at $.01 per share.  After the sale of stock there were 20,300 majority owned shares and 14,700 minority owned shares outstanding.

On September 30, 2007, the Company ratified and authorized a 1,000:1 forward stock split that resulted in 35,000,000 outstanding shares of stock.

NOTE 7 – CONTINGENCIES

From time to time the Company may be a party to litigation matters involving claims against the Company.  As of the date of these financial statements, management believes that there are no current matters that would have a material effect on the Company’s financial position or results of operations.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
A NOTE CONCERNING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
DILUTION
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
Resale Offering
DESCRIPTION OF SECURITIES
INTEREST OF NAMED EXPERTS AND COUNSEL
INFORMATION WITH RESPECT TO THE REGISTRANT
Description of Business
Description of Property
Legal Proceedings
Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters
Reports to Security Holders
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Business
Results of Operation
Liquidity & Capital Resources
Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
Directors and Executive Officers
Executive Compensation
Compensation Committee Interlocks and Insider Participation
Security Ownership of Certain Beneficial Owners and Management
Transactions With Related Persons, Promoters and Certain Control Persons
Director Independence
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
INDEX TO FINANCIAL STATEMENTS

DEALER PROSPECTUS DELIVERY OBLIGATION

Until

 (90 days after the effective date), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The selling stockholders are offering and selling shares of our common stock only to those persons and in those jurisdictions where these offers and sales are permitted.

You should rely only on the information contained in this prospectus, as amended and supplemented from time to time. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is complete and accurate only as of the date of the front cover regardless of the time of delivery or of any sale of shares. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has not been a change in our affairs since the date hereof.

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This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes information and documents in a manner we believe to be accurate, but we refer you to the actual documents or the agreements we entered into for additional information of what we discuss in this prospectus.

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PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution.

The following table sets forth the costs and expenses payable by RJS Development, Inc. in connection with the sale of the securities being registered.  All amounts are estimates except the Securities and Exchange Commission registration fee and the Accounting Fees and Expenses:

Registration Fee	$7.22
Federal taxes, state taxes and fees	$0.00
Printing and Engraving Expenses	$2,750.00
Accounting Fees and Expenses	$10,000.00
Legal Fees and Expenses	$30,000.00
Transfer Agent’s Fees and Expenses	$2,000.00
Miscellaneous	$5,000.00
Total	$49,757.12

We will bear all the costs and expenses associated with the preparation and filing of this registration statement including the registration fees of the selling security holders.

Item 14. Indemnification of Directors and Officers.

Our Amended and Restated Articles, Article X, permits the corporation to indemnify a director, officer or control person of the corporation for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expense.

In addition, our By-Laws, Article X, Section 3, do permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether or not Florida law would permit indemnification.  We have not obtained any such insurance at this time.

We have been advised that it is the position of the Securities and Exchange Commission that insofar as the foregoing provisions may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, that such provisions are against public policy as expressed in the Securities Act and are therefore unenforceable.

CODE OF ETHICS

We have adopted a code of ethics as of September 2007 that applies to our principal executive officer, principal financial officer and principal accounting officer as well as our employees.  Our standards are in writing and will be posted on our website once our site is operational.  Our complete Code of Ethics has been attached to this registration statement as an exhibit.  Our annual report filed with the Securities Exchange Commission will set forth the manner in which a copy of our code may be requested at no charge.  The following is a summation of the key points of the Code of Ethics we adopted:

•

Honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

Full, fair, accurate, timely, and understandable disclosure reports and documents that a small business issuer files with, or submits to, the Commission an in other public communications made by our company;

•

Full compliance with applicable government laws, rules and regulations;

•

The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

•

Accountability for adherence to the code.

WHERE YOU CAN FIND MORE INFORMATION

We will file reports and other information with the U.S. Securities and Exchange Commission.  You may read and copy any document that we file at the SEC’s public reference facilities at 100 F Street N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-732-

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0330 for more information about its public reference facilities.  Our SEC filings will be available to you free of charge at the SEC’s web site at www.sec.gov.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding the issuance ad sales of RJS Development, Inc.’s common stock without registration during the last three years.  No sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.  The following securities of RJS Development, Inc. were issued by RJS within the past three (3) years and were not registered under the Securities Act of 1933:

On September 30, 2005 the Board of Directors authorized the sale of up to fifty thousand (50,000) additional shares of stock.  The company sold twenty-one thousand (21,000) of the authorized fifty thousand (50,000) shares and then closed the sale of additional shares. The sale of stock to the following individuals was issued shares from the authorized capital stock for additional paid-in-capital. These shares were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 as the shares were not a part of a public offering.  There was no distribution of a prospectus, private placement memorandum, or business plan to the public.  There was no information transmitted by electronic means or by use of the Internet.  Shares were sold to friends, family and personal business acquaintances of the President, Joe Tyszko.  Each individual had specific knowledge of the Company’s operation that was given to them personally by the President, Joe Tyszko.  Each individual is considered educated and informed concerning small investments, such as the $3.00 investment in our company.  The sale of the shares occurred between October 11, 2006 and November 2, 2006 to the following individuals.  Upon receipt of the executed subscription agreements, the sale of any individual shares was closed by the Board of Directors.  The following table reflects retroactive effect to the forward stock splits that occurred after the date of issuance.

Name of Stockholder	Shares Received	Date Shares Sold	Consideration
Joe Tyszko	20,300,000		$3.00
Tom Tyszko	300,000	01/30/07	$3.00
Loretta Tyszko	300,000	01/30/07	$3.00
Jean Bolling	300,000	01/30/07	$3.00
Steve Tyszko	300,000	01/30/07	$3.00
Dawn Tyszko	300,000	01/30/07	$3.00
Christy Hicks	300,000	01/30/07	$3.00
Martae Pratt	300,000	01/30/07	$3.00
Cathy Hicks	300,000	01/30/07	$3.00
Tara Dobbins	300,000	01/30/07	$3.00
Scott Dobbins	300,000	01/30/07	$3.00
Pam Pitre	300,000	03/21/07	$3.00
Shawn Pitre	300,000	03/21/07	$3.00
Michael Pruitt	300,000	01/30/07	$3.00
Troy Artz	300,000	01/30/07	$3.00
Nate Rich	300,000	01/30/07	$3.00
Gail McGrath	300,000	03/21/07	$3.00
David Patterson	300,000	01/30/07	$3.00
Wendy Patterson	300,000	01/30/07	$3.00
Donna Jenkins	300,000	01/30/07	$3.00
Cherie Jenkins	300,000	01/30/07	$3.00
Greg Creten	300,000	01/30/07	$3.00
John Maguire	300,000	01/30/07	$3.00
Riley Maguire	300,000	01/30/07	$3.00
Lacy Maguire	300,000	01/30/07	$3.00
Vince Maguire	300,000	01/30/07	$3.00

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Rachel Maguire	300,000	01/30/07	$3.00
Justin Boudreau	300,000	01/30/07	$3.00
Vicky Lynn Payne	300,000	01/30/07	$3.00
Susan Maxim	300,000	01/30/07	$3.00
Kathleen Hartley	300,000	01/30/07	$3.00
John Hartley Sr.	300,000	01/30/07	$3.00
John Hartley Jr.	300,000	01/30/07	$3.00
Laura King	300,000	01/30/07	$3.00
Carl Barba	300,000	01/30/07	$3.00
Rveva Bartlett	300,000	01/30/07	$3.00
Kristen Graham	300,000	01/30/07	$3.00
Leo Perez	300,000	01/30/07	$3.00
Hank Kirkland	300,000	03/21/07	$3.00
Joann Kirkland	300,000	03/21/07	$3.00
Allison Diaz	300,000	03/21/07	$3.00
Anthony Martingano	300,000	03/21/07	$3.00
Paul Carbone	300,000	03/21/07	$3.00
Cindy Carbone	300,000	03/21/07	$3.00
Lori (Hill) DeSimone	300,000	03/21/07	$3.00
Black Jack Cons., Inc.	300,000	03/21/07	$3.00
Adrienne Wolfe	300,000	03/21/07	$3.00
Joseph Franklin	300,000	03/21/07	$3.00
Stephanie Fluke	300,000	03/21/07	$3.00
Matt DeSimone	300,000	03/21/07	$3.00

Item 16. Exhibits and Financial Statement Schedules. The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-K.  All Exhibits are attached hereto unless otherwise noted.

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation*
3.2	By-Laws*
5	Opinion Regarding Legality and Consent of Counsel: by Clifford J. Hunt, Esq.
14	Code of Ethics*
15	Letter re Unaudited Interim Financial Information
16	Letter re Change In Certifying Accountant
23.1	Consent of Experts and Counsel: Independent Auditor’s Consent by Peter Messineo, C.P.A.
23.2	Consent of Experts and Counsel: Independent Auditor’s Consent by Randall N. Drake, C.P.A., P.A.
* Denotes incorporation by reference from original filing of registration statement on Form S-1 on June 16, 2008

Item 17. Undertakings.

(a) Rule 415 Offering.  The undersigned registrant hereby undertakes to:

(1)

File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)

Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

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(ii)

Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a twenty percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered and the offering of the securities at that time to be the initial bona fide offering.

(3)

File a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

(b)

Request for Acceleration of Effective Date.  Insofar as indemnification for liabilities arising under the Securities Act  may be permitted to directors, officers and controlling persons of the registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of St. Petersburg, State of Florida, on Ju ly ~~ne~~ 7 ~~8~~ , 2010.

(Registrant)

RJS DEVELOPMENT, INC.

By:  /s/ Joe Tyszko

Joe Tyszko, President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Name	Title	Date
/s/Joe Tyszko Joe Tyszko	Principal Executive Officer, Principal Accounting Officer, Chief Financial Officer, Secretary, Chairman of the Board of Directors	Ju ly ~~ne~~ 7 ~~8~~ , 2010
/s/Valerie Tyszko Valerie Tyszko	Treasurer/Director	Ju ly ~~ne~~ 7 ~~8~~ , 2010